Page 1 of 27 Pages


                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13D/A
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 6)

                          Hollinger International Inc.
        ---------------------------------------------------------------
                                (Name of Issuer)

                Class A Common Stock, par value $.01 per share
       -----------------------------------------------------------------
                        (Title of Class of Securities)

                                   435569 10 8

                    --------------------------------------
                                 (CUSIP Number)

                             Charles G. Cowan, Q.C.
                          Vice-President and Secretary
                                 Hollinger Inc.
                                10 Toronto Street
                                Toronto, Ontario
                                 Canada M5C 2B7
                                 (416) 363-8721
       -----------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 27, 1998
            -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(e), (f) or (g), check the following box /   /.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                                              Page 2 of 27 Pages





                                Schedule 13D/A



1.  NAME OF REPORTING PERSON                                      HOLLINGER INC.
                                                                  --------------
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                                                                  --------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) /   /
                                                                       (b) /   /

3.  SEC USE ONLY




4.  SOURCE OF FUNDS                                                           OO
                                                                            ----

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                         /   /

6.  CITIZENSHIP OR PLACE OF ORGANIZATION                                  CANADA
                                                                          ------

       NUMBER OF        7.  SOLE VOTING POWER                         64,176,671
        SHARES                                                        ----------
      BENEFICIALLY      8.  SHARED VOTING POWER                                0
       OWNED BY                                                             ----
         EACH           9.  SOLE DISPOSITIVE POWER                    64,176,671
      REPORTING                                                       ----------
     PERSON WITH       10.  SHARED DISPOSITIVE POWER                           0
                                                                            ----
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON                                                 64,176,671
                                                                      ----------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                       / X /

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   64.8%
                                                                         -------

14.   TYPE OF REPORTING PERSON                                                HC
                                                                           -----

                                                              Page 3 of 27 Pages


                                Schedule 13D/A



1.  NAME OF REPORTING PERSON                   THE RAVELSTON CORPORATION LIMITED
                                               ---------------------------------
    S.S. OR I.R.S. IDENTIFICATION NO. OF
    ABOVE PERSON                                                     -----------


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) /   /
                                                                       (b) /   /

3.  SEC USE ONLY


4.  SOURCE OF FUNDS                                                           OO
                                                                              --

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                         /   /

6.  CITIZENSHIP OR PLACE OF ORGANIZATION                                  CANADA
                                                                          ------
       NUMBER OF        7.  SOLE VOTING POWER                         64,176,671
        SHARES                                                        ----------
      BENEFICIALLY      8.  SHARED VOTING POWER                                0
       OWNED BY                                                             ----
         EACH           9.  SOLE DISPOSITIVE POWER                    64,176,671
      REPORTING                                                       ----------
     PERSON WITH       10.  SHARED DISPOSITIVE POWER                           0
                                                                            ----

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                                64,176,671
                                                                      ----------

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                       / X /

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   64.8%
                                                                           -----
14.   TYPE OF REPORTING PERSON                                                HC
                                                                             ---

                                                              Page 4 of 27 Pages



                                Schedule 13D/A



1.  NAME OF REPORTING PERSON                                     CONRAD M. BLACK
                                                                 ---------------
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                                                                     -----------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) /  /
                                                                        (b) /  /
3.  SEC USE ONLY




4.  SOURCE OF FUNDS                                                           OO
                                                                             ---

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                         /   /

6.  CITIZENSHIP OR PLACE OF ORGANIZATION                                  CANADA

       NUMBER OF        7.  SOLE VOTING POWER                         64,286,271
         SHARES                                                       ----------
      BENEFICIALLY      8.  SHARED VOTING POWER                                0
        OWNED BY                                                             ---
         EACH           9.  SOLE DISPOSITIVE POWER                    64,286,271
       REPORTING                                                       ---------
      PERSON WITH      10.  SHARED DISPOSITIVE POWER                           0
                                                                            ----

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                                64,286,271

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                       / X /

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   64.8%
                                                                           -----

14.   TYPE OF REPORTING PERSON                                                IN
                                                                              --

                                                              Page 5 of 27 Pages



                      SECURITIES AND EXCHANGE COMMISSION

                                SCHEDULE 13D/A
                              (Amendment No. 6)


            This Schedule 13D, Amendment No. 6 (the "Amendment"), amends and restates in its entirety the Schedule 13D of the filing persons dated October 20, 1995, as amended by Amendment No. 1 thereto dated February 7, 1996, Amendment No. 2 thereto dated March 7, 1996, Amendment No. 3 thereto dated June 17, 1996, Amendment No. 4 thereto dated August 28, 1996, and Amendment No. 5 thereto dated August 11, 1997.

Item 1.     Security and Issuer.

            This Schedule  relates to the Class A Common  Stock,  par value $.01 per share (CUSIP Number: 435569 10 8) ("Class A Common Stock"), of Hollinger International Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive office is located at 401 North Wabash Avenue, Chicago, Illinois 60611. There were 71,651,899 shares of Class A Common Stock outstanding as of April 13, 1998.

Item 2.     Identity and Background.

            The persons filing this Schedule are Hollinger Inc., The Ravelston Corporation Limited ("Ravelston") and The Hon. Conrad M. Black ("Mr. Black"). Set forth below is certain information relating to these filing persons, and, with respect to Hollinger Inc. and Ravelston, information relating to their respective directors and executive officers:

          Hollinger Inc.

          (a)   Name:         Hollinger Inc.

          (b)   Address:      10 Toronto Street
                              Toronto, Ontario, Canada  M5C 2B7

          (c)   Principal
                Business:     Hollinger  Inc.  is  an  international   newspaper
                              company,    which,    through   its   subsidiaries
                              (including  the Issuer),  is engaged  primarily in
                              the  publishing,   printing  and  distribution  of
                              newspapers and magazines in the United Kingdom, the United States, Canada, and Israel.

                                                              Page 6 of 27 Pages




          (d), (e) Certain
          Proceedings:        During the last five years, Hollinger Inc. has not
                              been the subject of any of the type of legal proceedings specified in Items 2(d) and (e) of
                              Schedule 13D.

          (f) Citizenship:    Hollinger Inc.  is  a  corporation  organized  and
                              existing under the laws of Canada.

          Ravelston

          (a)   Name:         The Ravelston Corporation Limited

          (b)   Address:      10 Toronto Street
                              Toronto, Ontario, Canada  M5C 2B7

          (c)   Principal
                Business:     Investment holding company.

          (d), (e) Certain
          Proceedings:        During the last five years, Ravelston has not been
                              the   subject   of  any  of  the   type  of  legal
                              proceedings  specified  in  Items  2(d) and (e) of
                              Schedule 13D.

          (f)  Citizenship:   Ravelston is a corporation  organized and existing
                              under the laws of the Province of Ontario, Canada.

           Directors and Executive Officers of Hollinger Inc. and Ravelston (Including Mr. Black):

           Unless otherwise noted, the business address of each of the individuals listed below is 10 Toronto Street, Toronto, Ontario, Canada M5C 2B7. During the last five years, none of the individuals listed below has been the subject of any of the type of legal proceedings specified in Items 2(d) and (e) of Schedule 13D.

                                                              Page 7 of 27 Pages


                           POSITIONS WITH
                           HOLLINGER INC.,
                           RAVELSTON AND THE          PRINCIPAL
NAME (CITIZENSHIP)         ISSUER                     OCCUPATION
--------------------------------------------------------------------------------

Peter Y. Atkinson          Vice-President, General        Vice-President and
(Canada)                   Counsel and Director of        General Counsel of
                           Hollinger Inc. and             Hollinger Inc.
                           Ravelston; Vice President
                           of the Issuer

Ralph M. Barford           Director of Hollinger Inc.     President of
(Canada)                                                  Valleydene Corporation
                                                          Limited
                                                          (investment company),
                                                          Suite 1903,
                                                          20 Eglinton
                                                          Avenue West, Toronto,
                                                          Ontario, Canada
                                                          M4R 1K8

Barbara Amiel Black        Vice-President, Editorial      Journalist;
(Canada)                   and Director of Hollinger      Vice-President,
                           Inc.; Vice President,          Editorial of Hollinger
                           Editorial and Director of      Inc.
                           the Issuer

The Hon. Conrad M.         Chairman of the Board,         Chairman of the Board
Black, P.C., O.C.          Chief Executive Officer        and Chief Executive
(Canada)                   and a Director of              Officer of Hollinger
                           Hollinger Inc., Ravelston      Inc.
                           and the Issuer

G. Montegu Black           Director of Hollinger          Chairman and President
(Canada)                   Inc.                           of Txibanguan Limited
                                                          (investment holding
                                                          company), 1969 Leslie
                                                          Street, North York,
                                                          Ontario, Canada
                                                          M3B 2M3

                                                              Page 8 of 27 Pages


J. A. Boultbee             Executive Vice-President       Executive Vice-
(Canada)                   and Director of Hollinger      President and Chief
                           Inc. and Ravelston;            Financial Officer of
                           Executive Vice President,      Hollinger Inc.
                           Chief Financial Officer
                           of the Issuer

Dixon S. Chant             Director of Hollinger          Corporate Director
(Canada)                   Inc. and Ravelston

Daniel W. Colson           Vice Chairman and              Deputy Chairman and
(Canada)                   Director of Hollinger          Chief Executive of
                           Inc.; Director of              Telegraph Group
                           Ravelston; Deputy              Limited (newspaper
                           Chairman of the Board and      publishing company),
                           Chief Executive of             1 Canada Square,
                           Telegraph Group Limited;       Canary Wharf,
                           Vice Chairman and              London, England
                           Director of the Issuer         E14 5DT

Charles G. Cowan, Q.C.     Vice-President, Secretary      Vice-President and
(Canada)                   and Director of Hollinger      Secretary of Hollinger
                           Inc. and Ravelston             Inc.

Frederick A. Creasey       Controller of Hollinger        Controller of
(Canada)                   Inc. and Ravelston; Group      Hollinger Inc.
                           Controller of the Issuer

Pierre Des Marais II       Director of Hollinger Inc.     President and Chief
(Canada)                                                  Executive Officer of
                                                          UniMedia Inc.
                                                          (newspaper
                                                          publishing company),
                                                          Suite 3200, 600 de
                                                          Maisonneuve Boulevard
                                                          West, Montreal,
                                                          Canada H3A 3J2

                                                              Page 9 of 27 Pages




Garth H. Drabinsky, O.C.   Director of Hollinger Inc.     Vice Chairman and
(Canada)                                                  Director of Livent
                                                          Inc. (musical theatre
                                                          company)
                                                          600-165 Avenue Road
                                                          Toronto, Ontario,
                                                          Canada  M5R 354

Fredrik S. Eaton, O.C.     Director of Hollinger Inc.     Corporate Director 22
(Canada)                                                  Farnham Avenue
                                                          Toronto, Ontario,
                                                          Canada  M4V 1H4

R. Donald Fullerton        Director of Hollinger Inc.     Chairman of the
(Canada)                                                  Executive Committee,
                                                          Canadian Imperial Bank
                                                          of Commerce (chartered
                                                          bank), Suite 3620,
                                                          Commerce Court West,
                                                          Toronto, Ontario,
                                                          Canada  M5L 1A2

Marianne Godwin            Vice-President, Strategic      Vice-President,
(Canada)                   and Corporate Development      Strategic and
                           of Hollinger Inc.              Corporate Development
                                                          of Hollinger Inc.

Allan E. Gotlieb, C.C.     Director of Hollinger Inc.     Senior Consultant,
(Canada)                                                  Stikeman Elliot (law
                                                          firm, Suite 5300,
                                                          Commerce Court West,
                                                          Toronto, Ontario
                                                          M5L 1B9

Henry H. Ketcham III       Director of Hollinger Inc.     Chairman, President
(United States)                                           and Chief Executive
                                                          Officer of West Fraser
                                                          Timber Co. Ltd.(forest
                                                          products company)
                                                          1000-1100 Melville
                                                          Street Vancouver,
                                                          British Columbia,
                                                          Canada  V6E 4A6

                                                             Page 10 of 27 Pages


Larry O. Spencer           Treasurer of Hollinger         Treasurer of Hollinger
(Canada)                   Inc. and Ravelston             Inc.


F. David Radler            Deputy Chairman,               Deputy Chairman,
(Canada)                   President, Chief               President and Chief
                           Operating Officer and          Operating Officer of
                           Director of Hollinger          Hollinger Inc., 1827
                           Inc.; President, Chief         West 5th Avenue, 2nd
                           Operating Officer and          Floor, Vancouver,
                           Director of the Issuer;        British Columbia,
                           President and Director of      Canada  V6J 1P5
                           Ravelston

Maureen J. Sabia           Director of Hollinger          President of Maureen
(Canada)                   Inc.                           Sabia International
                                                          (consulting company)
                                                          and Corporate Director
                                                          304-619 Avenue Road
                                                          Toronto, Ontario,
                                                          Canada  M4V 1H4


Tatiana Samila             Assistant Controller of        Assistant Controller
(Canada)                   Hollinger Inc. and             of Hollinger Inc.
                           Ravelston

Peter G. White             Director of Hollinger          Executive Vice-
(Canada)                   Inc.; Executive                President of Ravelston
                           Vice-President and
                           Director of Ravelston


Item 3.     Source and Amount of Funds or Other Consideration.

      Hollinger Inc. and its subsidiaries have acquired beneficial ownership of the Issuer's securities pursuant to the following transactions with the Issuer:
(i) 14,990,000 shares of the Issuer's Class B Common Stock, par value $.01 per share("Class B Common Stock"), acquired by Hollinger Inc. in May 1994 in connection with a recapitalization effected by the Issuer concurrently with the initial public offering of the Issuer's Class A Common Stock; (ii) 33,610,754 shares of the Issuer's Class A Common Stock pursuant to the Share Exchange Agreement dated as of July 19, 1995, between Hollinger Inc. and the Issuer (the "1995 Share Exchange Agreement"); (iii) 3,207,045 shares of

                                                             Page 11 of 27 Pages


the Issuer's Class A Common Stock and 829,409 shares of the Issuer's Series C Convertible Preferred Stock, par value $.01 per share ("Series C Preferred Stock") pursuant to the UniMedia Class A Stock Purchase Agreement dated as of April 18, 1997 among Hollinger Inc., UniMedia Holding Company ("UniMedia") and the Issuer ("UniMedia Class A Stock Purchase Agreement") and the UniMedia Class B Stock Purchase Agreement dated as of April 18, 1997 among Hollinger Inc., UniMedia and the Issuer ("UniMedia Class B Stock Purchase Agreement"); and (iv) 739,500 shares of the Issuer's Series D Redeemable Convertible Preferred Stock, par value $.01 per share ("Series D Preferred Stock"). The foregoing beneficial ownership totals give effect to certain exchange transactions with the Issuer that were completed in August 1997 pursuant to the Amended and Restated First Exchange Agreement dated as of July 21, 1997 among Hollinger Inc., UniMedia and the Issuer ("Amended and Restated First Exchange Agreement") and the Second Amended and Restated Second Exchange Agreement dated as of July 21, 1997 among Hollinger Inc., UniMedia and the Issuer ("Second Amended and Restated Second Exchange Agreement").

      For information concerning the 1995 Share Exchange Agreement, UniMedia Class A Stock Purchase Agreement, UniMedia Class B Stock Purchase Agreement, the Amended and Restated First Purchase Agreement and the Second Amended and Restated Second Exchange Agreement, reference is hereby made to Exhibits 2, 3, 4, 5 and 6, respectively, of this Schedule 13D. For further information concerning the foregoing transactions, reference is hereby made to Item 3 of
Schedule 13D (Amendment No. 5) filed with the Securities and Exchange Commission by Hollinger Inc., Ravelston and Mr. Black on or about August 11, 1997.

      In September 1997, Hollinger Inc. undertook an internal reorganization which involved, among other things, transferring its holdings in the Issuer among different subsidiaries of Hollinger Inc. As reported in Amendment No. 5 to
Schedule 13D, as of August 11, 1997, Hollinger Inc.'s holdings in the Issuer included securities held by its subsidiaries 3007017 Nova Scotia Limited ("Nova Scotia"), WMT Holding LLC, a Delaware limited liability company ("WMT") and UniMedia.

      On September 17, 1997, Nova Scotia and UniMedia were amalgamated and continued as UniMedia. On September 18, 1997, UniMedia transferred all of its holdings in securities of the Issuer to 504468 N.B. Inc., a New Brunswick corporation ("NBCo"), except for 2,000,000 shares of the Class B Common Stock of the Issuer that were retained by UniMedia. On September 19, 1997, WMT wound up and transferred 15,950,000 shares of Class A Common Stock of the Issuer to UniMedia. On September 22, 1997, UniMedia transferred all of its holdings of securities of the Issuer to Hollinger Inc. and was dissolved. Giving effect to these transactions, Hollinger Inc. and its subsidiaries' beneficial

                                                             Page 12 of 27 Pages


ownership in the Issuer's securities are as set forth in Item 5 below.

      In May 1994, Conrad Black Capital Corporation acquired 9,600 shares of Class A Common Stock for cash. Mr. Black is the sole shareholder and Chairman of Conrad Black Capital Corporation. In addition, Mr. Black has been granted options to purchase 100,000 shares of the Issuer's Class A Common Stock pursuant to the Issuer's 1994 Stock Option Plan and 1997 Stock Incentive Plan.


Item 4.     Purpose of Transaction.

      Hollinger Inc. beneficially owns shares of both classes of the Issuer's Common Stock and shares of Series C Preferred Stock representing in the aggregate approximately 79.2% of the combined voting power of all outstanding voting securities of the Issuer. The foregoing percentage gives effect to transactions completed in 1994, 1995 and 1997, and described more fully in Item 3, above. As a result, Hollinger Inc. is in a position to control the outcome of substantially all actions of the Issuer requiring stockholder approval, including the election of the entire Board of Directors of the Issuer. Subject to the fiduciary responsibilities of the directors of the Issuer to all stockholders and the terms of certain agreements defining the ongoing relationships between Hollinger Inc. and the Issuer, Hollinger Inc., through its ability to control the outcome of any election of directors, is able to direct the management policy, strategic direction and financial decisions of the Issuer.

      Ravelston effectively controls Hollinger Inc. through its direct or indirect control or direction over 62.6% of the outstanding Equity Units of Hollinger Inc. Each Equity Unit consists of one Common Share and 30 Retractable Shares of Hollinger Inc. On May 27, 1998 the shareholders of Hollinger Inc. approved several amendments to its capital structure, the cumulative effect of which was to consolidate the 31 shares making up the Equity Unit into one retractable common share of Hollinger Inc., as described more fully below in
Item 6. The foregoing percentage includes Hollinger Inc. Equity Units held by Ravelston and by the following direct and indirect subsidiaries of Ravelston:
Argus Corporation Limited, 176264 Canada Limited, 2753430 Canada Limited, 176268 Canada Limited and 176295 Canada Limited. This percentage does not include Equity Units that Ravelston has the right to acquire through the exercise of Equity Unit Purchase Warrants which are currently exercisable. Conrad Black Capital Corporation holds 65.7% of the common shares of Ravelston. Mr. Black is the sole shareholder and Chairman of Conrad Black Capital Corporation.

      By virtue of his control over Conrad Black Capital Corporation, Mr. Black indirectly controls Ravelston and

                                                             Page 13 of 27 Pages


Hollinger Inc., and may be deemed to possess indirect beneficial ownership of the Issuer's Class A Common Stock owned directly or indirectly by such entities.

      As a result of the performance of their duties as directors and officers of the Issuer, certain directors and officers of Hollinger Inc. and Ravelston, including Mr. Black, expect to have continually under consideration various plans or proposals which may relate to or might result in one or more of the matters described in paragraphs (a) through (j), inclusive, of Item 4 of
Schedule 13D. Any such plans or proposals would, however, be subject to consideration and approval by the Board of Directors of the Issuer.

      As stockholders, the filing persons intend to periodically review and evaluate the market for the Issuer's Common Stock, the Issuer's business prospects and financial condition, general economic conditions and other opportunities available to the filing persons. On the basis of such periodic reviews and evaluations, the filing persons may, subject to restrictions imposed by the agreements described in Item 6 hereof, determine to increase or decrease their investment in the Issuer's Common Stock through purchases, sales, gifts, or other means of acquisition or disposition. The filing persons do not currently anticipate that any dispositions, if made, would reduce their beneficial ownership to less than 50% of the combined voting power of the Issuer's outstanding voting securities.


Item 5.     Interest in Securities of the Issuer.

      Hollinger Inc. and Ravelston

      (a) Amount Beneficially Owned: 64,176,671 shares of Class A Common Stock; 64.9% (calculated pursuant to Rule 13d-3). Comprised of the following:
      (i)26,071,726 shares of Class A Common Stock held directly by Hollinger Inc.; (ii)10,746,073 shares of Class A Common Stock held by NBCo, a wholly owned subsidiary of Hollinger Inc.; (iii) 14,990,000 shares of Class A Common Stock that may be acquired at any time by the conversion of 14,990,000 shares of Class B Common Stock, 2,000,000 of which are held by Hollinger Inc. and 12,990,000 of which are held by NBCo; (iv) 7,052,465 shares of Class A Common Stock that may be acquired at any time by the conversion of 829,409 shares of Series C Preferred Stock held by Hollinger Inc. and NBCo; and (v) 5,316,407 shares of Class A Common Stock that may be acquired at any time by the conversion of 739,500 shares of Series D Preferred Stock held by NBCo (taking each share of Series D Preferred Stock at Cdn. $146.625 and assuming an exchange rate of $1.00 per Cdn. $1.4568, as in effect on May 27, 1998). The number of shares of Class A Common Stock into which the Series D

                                                             Page 14 of 27 Pages

      Preferred Stock may be converted will fluctuate from time to time based on changes in the exchange rate. Through its relationship with Hollinger Inc. described in Item 4 hereof, Ravelston may be deemed to beneficially own all of the securities of the Issuer that are held by Hollinger Inc. and its subsidiaries.

      (b) Voting Power; Dispositive Power: Hollinger Inc. has the sole power to vote or to direct the vote of and to dispose of or direct the disposition of 64,176,671 shares of Class A Common Stock. Through its relationship with Hollinger Inc. described in Item 4 hereof, Ravelston may also be deemed to have the sole power to vote or to direct the vote of these shares.

      (c) Not applicable.

      (d) Right to Receive Dividends or Proceeds: NBCo has the right to receive the dividends from or the proceeds from the sale of the securities which it holds. The shares of Class A Common Stock owned by NBCo constitute 15.0% of the outstanding shares of Class A Common Stock. The shares of Class B Common and Series D Preferred Stock held by NBCo represent 86.7% and 100% of the outstanding shares of Class B Common Stock and Series D Preferred Stock, respectively.

      (e) Not applicable.

      The amount and percentage of Class A Common Stock beneficially owned by Hollinger Inc. and Ravelston exclude 109,600 shares of Class A Common Stock beneficially owned by Mr. Black. Pursuant to Rule 13d-4, Hollinger Inc. and Ravelston hereby expressly disclaim beneficial ownership of such shares.

      Directors and Executive Officers of Hollinger Inc. and Ravelston (Other Than Mr. Black):

      Except as set forth below, the directors and executive officers of Hollinger and Ravelston (other than Mr. Black) do not beneficially own any shares of Class A Common Stock.

                 Name                     Number of Shares of Class A Common
                                              Stock Beneficially Owned(1)

Peter Y. Atkinson                                        13,750
Barbara Amiel Black(2)                                    5,000
J. A. Boultbee                                           36,000
Dixon S. Chant                                           30,000
Charles G. Cowan                                         20,500
F. David Radler(3)                                      109,600

                                                             Page 15 of 27 Pages


(1) Includes shares subject to presently exercisable options or options exercisable within 60 days of May 27, 1998 held by all directors and executive officers of the Issuer under the Issuer's 1994 Stock Option Plan and 1997 Stock Incentive Plan as follows: Peter Y. Atkinson 13,730 shares; Mrs. Black 5,000 shares; Mr. Boultbee 36,000 shares; Mr. Chant 22,500 shares; Mr. Cowan 20,500 shares; and Mr. Radler 100,000 shares.

(2) Excludes 9,600 shares of Class A Common Stock which are held by Conrad Black Capital Corporation, 14,990,000 shares of Class A Common Stock issuable upon conversion of 14,990,000 shares of Class B Common Stock, 7,052,465 shares of Class A Common Stock into which 829,409 shares of Series C Preferred Stock are convertible and 5,316,407 shares of Class A Common Stock into which 739,500 shares of Series D Preferred Stock are convertible, all of which are held by Hollinger Inc. and NBCo and as to which Mr. Black may be deemed to have indirect beneficial ownership. Also excludes 109,600 shares of Class A Common Stock beneficially owned by Mr. Black. Mrs. Black disclaims beneficial ownership of all such securities.

(3) Includes 9,600 shares of Class A Common Stock held by F. D. Radler Ltd., 200 shares of Class A Common Stock held by Mr. Radler's wife, 200 shares of Class A Common Stock held by one daughter, and 200 shares of Class A Common Stock held by another daughter, and as to which Mr. Radler may be deemed to have indirect beneficial ownership. Mr. Radler disclaims beneficial ownership of the Class A Common Stock held by his wife and daughters.

Mr. Black

      (a) Amount Beneficially Owned: 64,286,271 shares of Class A Common Stock; 65.0% of class (calculated pursuant to Rule 13d-3). Comprised of the following: (i) 64,176,671 shares of Class A Common Stock beneficially owned by Hollinger Inc. and Ravelston; (ii) 9,600 shares of Class A Common Stock held by Conrad Black Capital Corporation; and (iii) 100,000 shares of Class A Common Stock that may be acquired by Mr. Black upon the exercise of all outstanding options held by him, whether or not presently exercisable or exercisable within 60 days of May 27, 1998.

      (b) Voting Power; Dispositive Power: Through his relationships with Hollinger Inc., Ravelston and Conrad Black Capital Corporation described in Item 4 hereof, Mr. Black may be deemed to have the sole power to vote or to direct the vote of and to dispose of or direct the disposition of 64,286,271 shares of Class A Common Stock.

      (c) Not applicable.

                                                             Page 16 of 27 Pages


      (d) Not applicable.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      The Issuer's Restated Certificate of Incorporation, as amended, provides that holders of Class B Common Stock are entitled to ten votes per share and holders of Class A Common Stock are entitled to one vote per share. The holders of Class A Common Stock and Class B Common Stock vote together as a single class on all matters on which stockholders may vote, except when class voting is required by applicable law or on a vote to issue or increase the authorized number of shares of Class B Common Stock. Dividends must be paid on both the Class A Common Stock and the Class B Common Stock at any time dividends are paid on either.

      Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock and is transferable by Hollinger Inc. to a subsidiary or an affiliate. In addition, each share of Class B Common Stock is automatically convertible into a share of Class A Common Stock at the time it is sold, transferred or otherwise disposed of by Hollinger Inc. or a subsequent permitted transferee to any third party (other than a subsidiary or an affiliate of Hollinger Inc. or such subsequent permitted transferee) unless such purchaser or transferee offers to purchase all shares of Class A Common Stock from the holders thereof for an amount per share equal to the amount per share received by the holder of the Class B Common Stock (a "Permitted Transaction").

      Notwithstanding the foregoing paragraph, any holder of Class B Common Stock may pledge his or its shares of Class B Common Stock to a pledgee pursuant to a bona fide pledge of such shares as collateral security for indebtedness due to the pledgee, provided that such shares shall not be transferred to or registered in the name of the pledgee and shall remain subject to the transfer restrictions described in the foregoing paragraph. In the event that shares of Class B Common Stock are so pledged, the pledged shares shall not be converted automatically into Class A Common Stock. However, if any such pledged shares become subject to any foreclosure, realization or other similar action of the pledgee, they shall be converted automatically into shares of Class A Common Stock unless they are sold in a Permitted Transaction.

      Pursuant to the Issuer's Restated Certificate of Incorporation, as amended, the Series C Preferred Stock ranks senior in right and priority of payment to the Class A and Class B Common Stock and on a parity with the Issuer's outstanding

                                                             Page 17 of 27 Pages


Series B Convertible Preferred Stock, par value $.01 per share ("Series B Preferred Stock") as to dividends and upon liquidation. Holders of Series C Preferred Stock are entitled to receive cumulative dividends at a rate of 9 1/2% per annum of the stated liquidation amount of $108.51 per share of Series C Preferred Stock, payable quarterly. The Series C Preferred Stock is mandatorily convertible into shares of Class A Common Stock on June 1, 2001, and the Issuer has the option to redeem the shares of Series C Preferred Stock, in whole or in part, at any time on or after June 1, 2000 and prior to June 1, 2001. At any time prior to June 1, 2001, unless previously redeemed, each share of Series C Preferred Stock is convertible at the option of the holder thereof into 8.503 shares of Class A Common Stock. On June 1, 2001, unless previously redeemed or converted, each share of Series C Preferred Stock will mandatorily convert into
(i) 9.8646 shares of Class A Common Stock, subject to adjustment in certain events, and (ii) the right to receive cash in an amount equal to all accrued and unpaid dividends thereon. The holders of Series C Preferred Stock have the right to vote together as a single class with the holders of Class A and Class B Common Stock and Series B Preferred Stock in the election of Directors and upon each other matter coming before the stockholders of the Issuer on the basis of ten votes per share of Series C Preferred Stock, except as otherwise provided by law or the Issuer's Restated Certificate of Incorporation. In addition, (i) whenever dividends on the Series C Preferred Stock or any other series of preferred stock with like voting rights are in arrears and unpaid for six quarterly dividend periods, and in certain other circumstances, the holders of all Series C Preferred Stock (voting separately as a class) will be entitled to vote, on the basis of ten votes for each share of Series C Preferred Stock, for the election of two directors of the Issuer, such directors to be in addition to the number of directors constituting the Board of Directors immediately prior to the accrual of such right, and (ii) the holders of Series C Preferred Stock may have voting rights with respect to certain alterations of the Restated Certificate of Incorporation and certain other matters, voting on the same basis or separately as a class.

      The Issuer's Series D Preferred Stock is entitled to receive cumulative cash dividends, payable quarterly. The amount of each dividend per share is equal to the aggregate amount (if any) of ordinary course cash dividends paid during the preceding calendar quarter on 7,395,000 Southam Common Shares owned beneficially, directly or indirectly, by the Issuer, divided by 739,500. The Series D Preferred Stock is redeemable in whole or in part, at any time and from time to time, subject to restrictions in the Issuer's existing credit facilities, by the Issuer or by a holder of such shares. The Series D Preferred Stock is nonvoting, except as otherwise provided by law or the Issuer's Restated Certificate of Incorporation, as amended. Hollinger Inc. has agreed pursuant to a letter agreement dated as of July 29, 1997,

                                                             Page 18 of 27 Pages


a copy of which is attached hereto as Exhibit 15, to limit the exercise of its redemption rights concerning the Series D Preferred Stock to a number of Southam Common Shares that at the time of such exercise have been delivered to the Issuer free and clear of encumbrances.

      The holder or holders of shares of the Series D Preferred Stock may convert such shares at any time into shares of Class A Common Stock of the Issuer. The conversion price is initially based upon the Canadian dollar equivalent of $14.00 per share of Class A Common Stock, subject to adjustment in certain circumstances. Any holder of Series D Preferred Stock may pledge such shares to a pledgee pursuant to a bona fide pledge of such shares as collateral security for indebtedness or other obligations due to the pledgee, provided that such shares shall remain subject to, and upon foreclosure, realization or other similar action by the pledgee, shall be transferred only in accordance with, the transfer restrictions set forth in the Restated Certificate of Incorporation.

      Pursuant to the Amended and Restated First Exchange Agreement, the Issuer has agreed, at Hollinger Inc.'s request, to take commercially reasonable efforts to cause the registration under the Securities Act of 1933, as amended (the "Securities Act"), of the shares of Class A Common Stock and Series C Preferred Stock issued in the First Exchange, and to list such shares on the New York Stock Exchange. Pursuant to the Second Amended and Restated Second Exchange Agreement, the Issuer has agreed to use commercially reasonable efforts to cause the registration under the Securities Act of the shares of Series C Preferred Stock issued upon the Second Exchange and to list such newly issued shares of Series C Preferred Stock on the New York Stock Exchange.

      Hollinger Inc. has pledged substantially all of its holdings in the Issuer to Canadian Imperial Bank of Commerce ("CIBC") as collateral security for the obligations of Hollinger and certain affiliated companies under a Cdn. $80,000,000 operating facility (the "CIBC Facility"). The terms of this facility and related pledge are attached hereto as Exhibits 7 and 8, respectively. The CIBC Facility requires compliance by Hollinger with certain financial and other covenants and are subject to standard default and other provisions. In addition, Hollinger Inc. has pledged 401,426 shares of Series D Preferred Stock owned by NBCo to the Issuer as security for a Cdn. $58,859,223.65 obligation from Hollinger Inc. to the Issuer evidenced by an interest bearing promissory note ("Note") dated September 3, 1997. Copies of the Note and related pledge agreement are attached hereto as Exhibits 9 and 10, respectively. The Issuer, Hollinger Inc. and NBCo have executed a postponement of claim in favor of CIBC whereby Hollinger Inc. is to make payments under the Note to the Issuer only so long as (i) it is not in default under the terms

                                                             Page 19 of 27 Pages


governing the CIBC Facility and (ii) such payments would not cause a default under such terms. Hollinger Inc. has also granted a pari passu security interest in such shares of Series D Preferred Stock in favor of the holders of Hollinger Inc.'s Southam-linked debentures.

      On July 29, 1997, Hollinger Inc. made an issuer bid (the "Debenture Offer") for all of its outstanding 7% Southam-linked debentures ("Debentures"), with the consideration offered per Cdn. $1,000 principal amount of Debentures being, at the option of a tendering holder of Debentures, (i) Cdn. $1,342.86 in cash or (ii) Cdn. $771.43 in cash and 57.143 non-voting special shares ("HCPH Special Shares") of Hollinger Canadian Publishing. An aggregate of Cdn. $73,416,000 principal amount of Debentures were tendered in the Debenture Offer, creating a payment obligation for Hollinger Inc. of Cdn. $58,859,223.65 and 4,146,007 HCPH Special Shares. Hollinger Inc. borrowed the Cdn $58,859,223.65 from the Issuer by way of the Note, which is secured by the pledge of 401,426 shares of Series D Preferred Stock held by NBCo referred to above. The 4,146,007 HCPH Special Shares were issued by Hollinger Canadian Publishing in consideration for non-voting special shares ("Newco Special Shares") of 3396754 Canada Limited ("Newco"), a wholly-owned subsidiary of Hollinger Inc. Pursuant to the terms of an exchange agreement (the "Exchange Agreement") among Hollinger Canadian Publishing, Newco and the Issuer, the Newco Special Shares are exchangeable at any time after December 23, 1997, at the option of the holder, into Class A Common Stock to be delivered by Newco on the same basis as the 4,146,007 HCPH Special Shares are exchangeable for Class A Common Stock with the Issuer. A copy of the Exchange Agreement is attached hereto as Exhibit 11.

      All or any part of the exchange obligation for the Newco Special Shares can also be settled, at the option of Newco, by a cash payment of an amount equivalent to the Current Market price (as defined in the Exchange Agreement) of the Class A Common Stock to be delivered upon any exchange of Newco Special Shares. Hollinger Inc. has unconditionally agreed to provide Newco with sufficient Class A Common Stock and/or cash for Newco to meet its obligations upon an exchange of Newco Special Shares. The number of Class A Common Stock which Hollinger Inc. may be required to provide to Newco for optional exchange prior to the mandatory exchange date, June 26, 2000, is between 2,114,465 and 2,495,896. If exchanges do not occur prior to such date a mandatory exchange will occur on such date in respect of which Hollinger Inc. will be required to provide to Newco that number of shares of Class A Common Stock (or the cash equivalent thereof) equal to U.S. $36,816,542 divided by 95% of the Current Market Price at such date.

      Under the terms of the CIBC Facility, Hollinger Inc. is required to ensure at all times that CIBC has a first pledge of

                                                             Page 20 of 27 Pages


shares of Class A Common Stock having a Market Value (as defined) at least two times greater than the amount Hollinger Inc. has borrowed under the CIBC Facility. The shares of the Issuer pledged by Hollinger Inc. to CIBC currently have a Market value of over $1 billion, or over twelve times greater than the maximum amount available under the CIBC Facility. Hollinger Inc. anticipates that it will have sufficient shares of Class A Common Stock available to satisfy any and all of the foregoing exchange or pledge obligations.

      Certain registration rights agreements, which are incorporated herein by reference as Exhibits 12, 13 and 14 were entered into in connection with the above-described pledges in favor of CIBC. These agreements provide for registration (either within a certain time period of execution of the registration rights agreement or upon foreclosure) under the Securities Act of the pledged shares of Class A Common Stock and the shares of Class A Common Stock into which other pledged securities are convertible.

            On May 27, 1998 the shareholders of Hollinger Inc. approved several amendments to the company's articles to simplify Hollinger Inc.'s share capital structure, as follows: (i) the terms of the common shares of Hollinger Inc. were amended to add a retraction privilege and to change their designation to retractable common shares; (ii) each retractable share of Hollinger Inc. was changed into one retractable common share of Hollinger Inc.; and (iii) the retractable common shares of Hollinger Inc. were consolidated on a 1-for-31 basis. The cumulative effect of the amendments was to consolidate the 31 shares making up an Equity Unit of Hollinger Inc. (currently consisting of one common share and 30 Retractable Shares) into one retractable common share of Hollinger Inc. Hollinger Inc. has stated that the article amendments will complete an initiative to enable its shareholders to have their investment in Hollinger Inc. more directly aligned with the Class A Common Stock of the Issuer.

            The retractable common shares will permit the holder to cause Hollinger Inc. to redeem such shares at any time upon demand, in exchange for a number of shares of Class A Common Stock of the Issuer held by Hollinger Inc. determined pursuant to a formula or cash, at Hollinger Inc.'s option. The "Retraction Price" for such shares will be an amount determined by the Board of Directors of Hollinger Inc. (or committee thereof) on a quarterly basis within a range of not less than 90% and not more than 100% of the "Current Value" on the relevant date divided by the number of retractable common shares outstanding on such date. For these purposes, "Current Value" is defined by reference to the fair market value of all of the assets of Hollinger Inc., less amounts payable upon liquidation to holders of Hollinger Inc.'s preference shares and certain tax liabilities, all as

                                                             Page 21 of 27 Pages


determined by the Board of Directors of Hollinger Inc. Hollinger Inc. has stated that employing this range will allow fluctuating market conditions to be taken into account in setting the Retraction Price. At present, the Retraction Price is equal to 90% of "Current Value" on the relevant date, thus imposing a 10% discount. Upon receipt of a retraction notice, Hollinger Inc. will redeem the appropriate number of its retractable common shares by sending to the holder a stock certificate representing that number of shares of Class A Common Stock of the Issuer equal to the applicable Retraction Price divided by the "Current Class A Market Price" on the retraction date. For these purposes, the "Current Class A Market Price" will be determined primarily by reference to the per share closing price of the Issuer's Class A Common Stock on the New York Stock Exchange, with such price being converted into the Canadian dollar equivalent. If Hollinger Inc. elects to satisfy the Retraction Price in cash, it may do so for all or any part of the shares to be redeemed. Hollinger Inc. is obligated to satisfy certain conditions with respect to shares of the Issuer's Class A Common Stock delivered as a redemption of retractable common shares, including the effectiveness of a registration statement under the Securities Act with respect to such shares or the availability of an exemption from such registration, and the listing of such shares on each stock exchange on which the Class A Common Stock is then listed.


      Pursuant to grants under the Issuer's 1994 Stock Option Plan and the 1997 Stock Incentive Plan, Mr. Black has been granted options to purchase a total of 390,000 shares of Class A Common Stock of the Issuer of which 100,000 of such shares are presently exercisable by Mr. Black or exercisable by him within 60 days.

                                                             Page 22 of 27 Pages




Item 7.  Materials to Be Filed as Exhibits.

  Exhibit No.                             Description

       1 Joint Filing Agreement dated October 20, 1995, among Hollinger Inc., The Ravelston Corporation Limited and The Hon. Conrad M. Black, P.C., O.C. (individually and on behalf of Conrad Black Capital Corporation).

       2 Share Exchange Agreement dated as of July 19, 1995 between American Publishing Company and Hollinger Inc. (incorporated by reference to the definitive proxy statement of the Issuer dated September 28, 1995).

       3        UniMedia Class A Stock Purchase  Agreement dated as of April 18,
                1997  among  Hollinger  Inc.,   UniMedia   Holding  Company  and
                Hollinger International Inc.

       4        UniMedia Class B Stock Purchase  Agreement dated as of April 18,
                1997  among  Hollinger  Inc.,   UniMedia   Holding  Company  and
                Hollinger International Inc.

       5        Amended and Restated First Exchange  Agreement  dated as of July
                21,  1997  among   Hollinger   Inc.,   UniMedia  and   Hollinger
                International Inc.

       6 Second Amended and Restated Second Exchange Agreement dated as of July 21, 1997 among Hollinger Inc., UniMedia and Hollinger International Inc.

       7 Amended and Restated Term sheet dated as of April 21, 1997 regarding loan facility and pledge of securities of the Issuer by Hollinger Inc. in favor the Canadian Imperial Bank of Commerce.

       8        Securities  Pledge  Agreement  dated  May 24,  1996  by  1159670
                Ontario Limited in favor of the Canadian Imperial Bank of Commerce.

       9        Promissory  Note dated  September 3, 1997 made by Hollinger Inc.
                in favor of Hollinger International Inc.

      10 Limited Recourse Guarantee and Securities Pledge Agreement dated September 3, 1997 between Hollinger International Inc.
                and UniMedia Holding Company.

                                                             Page 23 of 27 Pages




      11 Exchange Agreement Providing for the Exchange of Non-Voting Special Shares among 3396754 Canada Limited, Hollinger Canadian Publishing Holdings Inc. and Hollinger International Inc. dated September 3, 1997.

      12        Letter  agreement dated October 13, 1995 between  Hollinger Inc.
                and the Canadian Imperial Bank of Commerce.

      13 Registration Rights Agreement dated February 29, 1996 among Hollinger Inc., 1159670 Ontario Limited and certain lenders.

      14 Letter agreement dated May 24, 1996 among Hollinger Inc., Hollinger International Inc., 1159670 Ontario Limited, 3184081 Canada Limited and the Canadian Imperial Bank of Commerce (omitting Schedules A and B).

      15 Letter agreement dated July 29, 1997, between Hollinger Inc., Hollinger International Inc. and Hollinger Canadian Publishing Holdings Inc.

                                                             Page 24 of 27 Pages



                                   SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  June 12, 1998
                                    HOLLINGER INC.

                                    By:  /S/ C. G. COWAN
                                         ----------------------------------
                                         Charles G. Cowan, Q.C.
                                         Vice-President and Secretary


                                         THE RAVELSTON CORPORATION LIMITED

                                    By:  /S/ C. G. COWAN
                                         -----------------------------------
                                         Charles G. Cowan, Q.C.
                                         Vice-President and Secretary

                                    By:  /S/ CONRAD M. BLACK
                                         -----------------------------------
                                         The Hon. Conrad M. Black, P.C.,
                                         O.C., individually and on behalf
                                         of Conrad Black Capital Corporation

                                     Title:   Chairman of Conrad Black
                                              Capital Corporation

                                                             Page 25 of 27 Pages




                                Exhibit Index



    1      Joint Filing Agreement dated        Incorporated by reference from
           October 20, 1995, among             Exhibit 1 of Schedule 13D of
           Hollinger Inc., The Ravelston       Hollinger Inc., Ravelston and
           Corporation Limited and The         Mr. Black (the "Reporting
           Hon. Conrad M. Black, P.C.,         Persons") dated as of October
           O.C. (individually and on           20, 1995 with respect to their
           behalf of Conrad Black Capital      deemed beneficial ownership of
           Corporation).                       shares of Hollinger
                                               International Inc. (the
                                               "Schedule 13D").

    2      Share Exchange Agreement dated      Incorporated by reference from
           as of July 19, 1995 between         Exhibit 2 of Schedule 13D.
           American Publishing Company and
           Hollinger Inc. (incorporated by
           reference to the definitive
           proxy statement of the Issuer
           dated September 28, 1995).

    3      UniMedia  Class A  Stock            Incorporated by reference from
           Purchase  Agreement  dated          Exhibit 14 of Schedule 13D/A
           as of April 18, 1997 among          dated as of the Reporting Persons
           Hollinger Inc., UniMedia            dated as of August 11, 1997
           Holding Company and                 ("Amendment No. 5").
           Hollinger  International  Inc.

    4      UniMedia Class B Stock              Incorporated by reference from
           Purchase Agreement dated as         Exhibit 15 of Schedule 13D/A
           of April 18, 1997 among             Amendment No. 5.
           Hollinger Inc., UniMedia
           Holding Company and Hollinger
           International Inc.

                                                             Page 26 of 27 Pages


    5      Amended and Restated First           Incorporated by reference from
           Exchange Agreement dated             Exhibit 16 of Schedule 13D/A
           as of  July 21, 1997 among           Amendment No. 5.
           Hollinger Inc., UniMedia
           and  Hollinger International
           Inc.

    6      Second  Amended and Restated         Incorporated by reference from
           Second Exchange Agreement dated      Exhibit 17  of Schedule 13D/A
           as of July 21, 1997 among            Amendment No. 5.
           Hollinger  Inc., UniMedia and
           Hollinger International Inc.

    7      Amended and Restated Term sheet      (filed herewith)
           dated as of April 21, 1997
           regarding loan facility and
           pledge of securities of the
           Issuer by Hollinger Inc. in
           favor the Canadian Imperial
           Bank of Commerce.

    8      Securities Pledge Agreement          Incorporated by reference from
           dated May 24, 1996 by 1159670        Exhibit 9 of Schedule 13D/A of
           Ontario Limited in favor of the      the Reporting Persons dated as
           Canadian Imperial Bank of            of August 28, 1996 ("Amendment
           Commerce                             No. 4").

    9      Promissory Note dated                (filed herewith)
           September 3, 1997 made by
           Hollinger Inc. in favor of
           Hollinger International Inc.

    10     Limited Recourse Guarantee and       (filed herewith)
           Securities Pledge Agreement
           dated September 3, 1997 between
           Hollinger International Inc.
           and UniMedia Holding Company.

    11     Exchange Agreement Providing         (filed herewith)
           for the Exchange of Non-Voting
           Special Shares among 3396754
           Canada Limited, Hollinger
           Canadian Publishing Holdings
           Inc. and Hollinger
           International Inc. dated
           September 3, 1997.

                                                             Page 27 of 27 Pages

    12     Letter agreement dated October    Incorporated  by reference from
           13, 1995 between Hollinger        Exhibit 4 of Schedule 13D/A
           Inc. and the Canadian Imperial    Amendment No. 4.
           Bank of Commerce.


    13     Registration  Rights  Agreement   Incorporated by reference from
           dated February 29, 1996 among     Exhibit 8 of Schedule 13D/A
           Hollinger  Inc., 1159670          Amendment No. 4.
           Ontario Limited and certain
           lenders.

    14     Letter agreement dated May 24,    Incorporated by reference from
           1996 among Hollinger  Inc.,       Exhibit 11 of Schedule 13D/A
           Hollinger International Inc.,     Amendment No. 4.
           1159670 Ontario Limited,
           3184081 Canada Limited and the
           Canadian Imperial Bank of
           Commerce (omitting Schedules A
           and B).

    15     Letter agreement dated July      (filed herewith)
           29, 1997, between Hollinger
           Inc., Hollinger International
           Inc. and Hollinger Canadian
           Publishing Holdings Inc.

                                                                   EXHIBIT NO. 7








                              AMENDED AND RESTATED
                         SUMMARY OF TERMS AND CONDITIONS
                             Dated February 10, 1993


                                   Offered to





                                 HOLLINGER INC.





                                       by





                           MEDIA & TELECOMMUNICATIONS

                       CANADIAN IMPERIAL BANK OF COMMERCE





                                      as of
                                 April 21, 1997

                                 HOLLINGER INC.

                              AMENDED AND RESTATED
                         SUMMARY OF TERMS AND CONDITIONS
                             dated February 10, 1993

                                                          as of April 21, 1997

================================================================================

BORROWERS:              Hollinger Inc., and Sugra Limited  (with Hollinger  Inc.
                        and Sugra Limited being jointly and severly liable for all borrowings made by either of them), Saturday Night
                        Magazine Limited and Domgroup Ltd.).

LENDER:                 Canadian  Imperial  Bank  of  Commerce  ("CIBC"  or  the
                        "Bank").

CREDIT FACILITY:        February  10,  1993  Operating  Facility - Continued  on
                        the  following  terms  and  conditions  in  the  maximum
                        principal amount of Cdn.$80,000,000,  within which up to
                        Cdn.$2,000,000 in the aggregate for Letters of Credit is
                        available  for  Saturday  Night  Magazine   Limited  and
                        Domgroup Ltd.

                        February 10, 1993 364  Day Revolving Facility-Cancelled.

PURPOSE: Available for general corporate purposes and to assist with the working capital requirements of the Borrowers.

AVAILABILITY:           Operating  Facility  available  by  way  of  Prime or US
                        Base Rate  overdraft,  Letters  of Credit  and  Bankers'
                        Acceptances.

REPAYMENT:              Repayable on demand.

SECURITY:               The  Borrowers  will deliver the following documentation
                        to the Bank in support of the Credit Facility:

                          (i)  a   first  ranking   pledge   of   all  Hollinger
                               International Inc. Class A and B shares owned by Hollinger Inc. and its subsidiaries;

                         (ii) guarantees of each of 1159670 Ontario Limited and 503264 N.B. Inc. in respect of Saturday Night Magazine Limited and Domgroup Ltd.;

                         (iii) a  guarantee  signed by  Hollinger  Inc.  for all
                               Borrowers other than Hollinger Inc.;

                          (iv) guarantees of each of 1159670 Ontario Limited and
                               503264 N.B. Inc. in respect of Hollinger, supported by such first ranking security from 1159670 Ontario Limited and 503264 N.B. Inc. as may be required by the Bank, such guarantees and security to be provided promptly upon repayment in full of the ELCS;

                          (v)  a  pledge  from  Sugra   Limited   over  its  GII
                               aircraft;

                          (vi) guarantees of Hollinger  Inc. in respect of Sugra
                               Limited  and   guarantees  of  Sugar  Limited  in
                               respect of Hollinger Inc. and such other guarantees that the Bank may require, consistent with the current security for borrowings relative to Hollinger; and

                         (vii) such  other  documents  and  confirmation  of the
                               guarantors   and  others  as  the  Bank  consider
                               necessary, acting reasonably.

INTEREST RATES:

                          Prime Rate Loans/
                          US Base Rate Loans            +50 bps

                          Bankers' Acceptances          +125 bps

                          Letters of Credit             130 bps (min. $150/
                                                        issuance)

FINANCIAL COVENANTS:     i)   The   Borrowers  shall   ensure   at   all   times
                              outstandings under the Operating Facility do not exceed 50% of the Market Value of the pledged
                              Hollinger International Inc. Class A and Class B common shares.

                         ii) Hollinger Inc., on an unconsolidated basis, shall ensure that Interest Coverage, defined as the ratio of earnings before extraordinary or non-recurring items including the gain or loss on disposal or write down of an asset, depreciation and amortization, interest expense and income taxes to interest expense, calculated at the end of each fiscal quarter on a rolling four quarter basis, exceeds 1.50:1.

                        iii) Hollinger Inc., on an unconsolidated basis, shall ensure the Fixed Charge Ratio, defined as the ratio of earnings before extraordinary or non-recurring items including the gain or loss on disposal or write down of an asset, depreciation and amortization, interest expense and income taxes to Fixed Charges, calculated at the end of each fiscal quarter on a rolling four quarter basis, exceeds 1.00:1.

                         iv) Hollinger Inc., on a consolidated basis, shall ensure that at the end of each fiscal quarter, the Debt to Equity Ratio, defined as debt for borrowed money to shareholders' equity, does not exceed 3.6:1 with step downs to be determined.

COVENANTS:                Hollinger Inc.  covenants  with the  Bank that it will
                          and  will  cause  each   Borrower,   guarantor    and
                          subsidiary  (other than  Hollinger  International Inc.
                          and its subsidiaries) to:

                         i) not create, incur, assume or permit to exist any debt or liability (including guarantees) other than permitted indebtedness acceptable to the Bank;

                        ii) not create, assume or permit to exist over all or any part of its assets, any lien other than permitted liens acceptable to the Bank;

                        iii) not enter into any reorganization, merger or consolidation, except as consented to by the Bank;

                         iv) in any fiscal year, not make any investments or acquisitions in any business that is materially different from the business currently carried on by Hollinger Inc. and its subsidiaries if such investments would exceed for Hollinger Inc., on a consolidated basis, but excluding the results of Hollinger International Inc. and its subsidiaries, $15,000,000;

                         v) in any fiscal year not make capital expenditures if such expenditures in the aggregate would exceed for Hollinger Inc., on a consolidated basis, but excluding the results of Hollinger International Inc. and its subsidiaries, $5,000,000;

                         vi) not sell, swap, exchange or divest in any way of any material subsidiary or material asset;

                        vii) Hollinger Inc. shall be permitted to declare dividends or make any other distributions of any kind during any fiscal year provided that the aggregate amount does not exceed normalized, historic levels (other than the May 12, 1997 dividend of Cdn. $2.50 per common share) unless otherwise agreed to in writing by the Bank and provided that the Borrower is not in default of any of its covenants or obligations under the loan agreement. Hollinger shall ensure that any dividend or other distribution, including its May 12, 1997 dividend are permitted, where applicable by law, including Section 42 of the Canadian Business Corporations Act;

                       viii) Hollinger Inc. shall be permitted to pay management fees during any fiscal year provided that the fees are in accordance with the terms approved by Hollinger Inc.'s Compensation Committee and provided that the Borrower is not in default of any of its covenants or obligations under the loan agreement;

                        ix) not make any payments of principal or interest on account of any of Hollinger's debt prior to maturity, other than scheduled interest payments on the ELCS or the redemption of the ELCS, as required by virtue of Hollinger's offer for common shares of Southam Inc.;

                         x) Hollinger Inc., on an unconsolidated basis will not create, assume, incur or permit to exist any debt or convertible instrument other than permitted indebtedness unless it is on terms and conditions acceptable to the Bank. Notwithstanding the above, any debt or convertible debt instrument issued to replace the LYONS or ELCS shall be on a subordinated basis with the terms of the subordination satisfactory to the Bank;

                        xi) the Borrowers shall deliver to the Bank, 90 days prior to maturity of the ELCS and LYONS, a financing plan showing Hollinger's planned capital structure and method of refinancing the ELCS and the LYONS.

OTHER COVENANTS:          Usual for transactions of this nature and will include
                          reporting  of  financial   and  other information on a
                          quarterly and  annual basis including the provision of
                          a  monthly   and  quarterly  compliance  certificates,
                          maintenance of corporate existence, insurance and other liability coverage, etc.

CONDITIONS OF CREDIT:     On  or before  closing, and if required by CIBC, prior
                          to any advance under the facility, CIBC shall have received:

                         i) the Security and all related legal opinions, representations and warranties, certificates of no default and any other supporting documentation, including all applicable third party consents and an undertaking to take all further steps needed to register the pledged securities to permit resale at the time of realization, in form and manner satisfactory to the Bank and its solicitor;

                        ii) a Compliance Certificate signed by the Chief Financial Officer of the Borrower including the financial covenant calculations referred to above;

                        iii) full particulars regarding the corporate structure of Hollinger Inc. and its subsidiaries, all acceptable to the Bank and its solicitors; and

                         iv) a copy of the certificate presented to Hollinger Inc.'s Board of Directors and signed by the Chief Financial Officer confirming that Hollinger's May 12, 1997 dividend of $2.50 per common share will not cause Hollinger Inc. to be insolvent within the meaning of Section 42 of the Canadian Business Corporations Act.

DOCUMENTATION:             The  Operating  facility  is  being  continued on the
                           terms and  conditions  contained  herein,  subject to
                           negotiation  and  completion  of  satisfactory   loan
                           documentation  within 20 business  days,  including a
                           loan  agreement,  which  will set out the  terms  and
                           conditions    contained   herein   in   addition   to
                           representations,  warranties,  covenants,  events  of
                           default,   environmental   liability   and  indemnity
                           provisions and other terms and conditions,  including
                           but not  limited to  increased  cost,  reserve,  tax,
                           capital  adequacy and other  indemnity  provisions as
                           the Bank and the Borrower may  mutually  agree.  This
                           amended and restated  summary of terms and conditions
                           amends  and   restates   the  summary  of  terms  and
                           conditions dated February 10, 1993.

GOVERNING LAWS:            Laws of Ontario.

EXPENSES:                  All  legal  fees,  disbursements  and  other expenses
                           associated with this transaction incurred by the Bank are for the account of the Borrower whether or not the transaction contemplated herein is completed.

DEFINITIONS:               GAAP means  generally  accepted accounting principles
                           in  Canada  and  statement  of  interpretations   (if
                           applicable)  issued  by  the  Canadian  Institute  of
                           Chartered Accountants or any successor body in effect
                           as  at  date  of  signing  of  the  definitive   Loan
                           Agreement.

                           MARKET  VALUE means the simple average of the closing

                           price of the Class A common shares of Hollinger International Inc., determined for each of the ten business days immediately preceding the relevant valuation date.

                           FIXED CHARGES means for any period the sum of i) interest expense ii) all financial expenses and other interest expenses including applicable interest on subordinated debt iii) mandatory principal payments excluding principal payments on account of the ELCS or LYONS funded through the incurrence of new debt or convertible debt instruments iv) dividends paid or accrued by Hollinger Inc. on preferred shares v) management fees paid or accrued by Hollinger Inc. and
                           vi) head office expenses. Items i) through vi) calculated with respect to Hollinger Inc. on an unconsolidated basis.

EXPIRY: Unless extended in writing this offer shall expire on May 12, 1997 at 5:00 p.m.

      Should you agree to the foregoing terms and conditions, kindly indicate acceptance by signing and returning the duplicate copy of this offering on or before the expiry date.


                                    Canadian Imperial Bank of Commerce

                                    Per: /S/
                                         -----------------------------------


Accepted and Agreed
this 18th day of March, 1997



HOLLINGER INC., on its own behalf and on behalf of SUGRA LIMITED, SATURDAY NIGHT
MAGAZINE LIMITED
and DOMGROUP LTD.

Per:  /S/ C. G. COWAN
      -------------------------------

Per:  VICE PRESIDENT & SECRETARY
      -------------------------------

                                                                   EXHIBIT NO. 9

                                 PROMISSORY NOTE

Date:  September 3, 1997                                    Cdn.$58,859,223.65



            FOR VALUE RECEIVED the undersigned hereby unconditionally promises to pay to or to the order of HOLLINGER INTERNATIONAL INC. ("HII") the principal sum of Fifty Eight Million Eight Hundred and Fifty Nine Thousand Two Hundred and Twenty Three dollars and sixty five cents in Canadian currency (Cdn.$58,859,223.65) on December 1, 1997, together with interest thereon as calculated below.

            This note is secured by a pledge of shares of Series D Preferred Stock of HII (the "Pledged Shares") held by a wholly-owned subsidiary of the undersigned. Interest shall be paid on this Note in the same amount and due on the date which is one Business Day after the date on which any dividends are paid on the Pledged Shares. A "Business Day" is a day, other than a Saturday or a Sunday, which is not a statutory holiday in the Province of Ontario.

            When not in default hereunder, the undersigned may at any time prepay all or any portion of the principal amount of and interest on the Note without penalty or premium.

            The  undersigned   waives   presentment   for  payment,   notice  of
non-payment, protest and notice of protest of this Note and diligence in collection or bringing suit.

            This note shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

                                          HOLLINGER INC.

                                          By:   /S/ C. G. COWAN
                                                -------------------------------
                                                Vice President & Secretary


                                                /S/ P. Y. ATKINSON
                                                -------------------------------
                                                Vice President & General
                                                Counsel

                                                                 EXHIBIT NO. 10

                           LIMITED RECOURSE GUARANTEE
                         AND SECURITIES PLEDGE AGREEMENT

TO:  HOLLINGER INTERNATIONAL INC.

            WHEREAS in order to secure the due payment and performance of the Obligations (as defined below), the undersigned (the "Pledgor") has agreed to provide a limited recourse guarantee of the Obligations and to pledge the Pledged Securities (as defined below) to Hollinger International Inc. (the "Lender");

            THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are conclusively acknowledged by the parties hereto, the Pledgor hereby agrees as follows:

1. DEFINED TERMS. In this Agreement, the following words have the following meanings:

            "COMPANY" means Hollinger International Inc.;

            "DEFAULT" means a failure to pay any of the Obligations when due;

            "LIEN" means a mortgage, hypothec, title retention, pledge, lien, charge, security interest or other encumbrance whatsoever, whether fixed or floating and howsoever created or arising;

            "OBLIGATIONS" means all present and future indebtedness and liabilities of every kind, nature and description (whether direct or indirect, joint or several, absolute or contingent, matured or unmatured) of Hollinger Inc. to the Lender evidenced by the promissory note dated the date hereof made by Hollinger Inc. in favour of the Lender and any unpaid balance thereof; and

            "PLEDGED SECURITIES" means the securities listed under the heading "Pledged Securities" in Schedule "A".

2. LIMITED RECOURSE GUARANTEE. The Pledgor unconditionally and irrevocably guarantees the due payment and performance of all Obligations. The recourse of the Lender against the Pledgor in respect of the Obligations shall be limited to realizing on the Collateral (as defined below). The Pledgor shall not be liable to the Lender for any deficiency resulting from any such realization or otherwise.

3. PLEDGE. As general and continuing collateral security for the payment and performance of all Obligations, the Pledgor hereby assigns and pledges to and in favour of the Lender, and the Pledgor hereby grants to the Lender a continuing security interest in the following (collectively, the "Collateral"):

      (i)   the Pledged Securities,  together with any replacements  thereof and
            substitutions   therefor,   and  all  certificates  and  instruments
            evidencing or representing such securities;

      (ii) all dividends, whether in cash, kind or stock, received or receivable upon or in respect of any of the Pledged Securities and all moneys or other property payable or paid on account of any return or repayment of capital in respect of any of the Pledged Securities or otherwise distributed in respect thereof or which will in any way be charged to, or payable or paid out of, the capital of the Company on account of the Pledged Securities;

      (iii) all other property that may at any time be received or receivable by or otherwise distributed to the Pledgor in respect of, or in substitution for, or in exchange for, any of the foregoing; and

      (iv) all cash, securities and other proceeds of the foregoing and all rights and interests of the Pledgor in respect thereof or evidenced thereby, including all moneys received from time to time by the Pledgor in connection with the sale or other disposition of any of the Pledged Securities; provided, however, that the Pledgor will not sell or otherwise dispose of any of the Pledged Securities or purport to do any of the foregoing without the prior written consent of the Lender.

4. DELIVERY OF PLEDGED SECURITIES. The certificates representing the Pledged Securities duly endorsed by the appropriate person in blank for transfer or accompanied by powers of attorney satisfactory to the Lender will forthwith be delivered to and remain in the custody of the Lender or its nominee. All Pledged Securities may, at the option of the Lender, be registered in the name of the Lender or its nominee.

5. REPRESENTATIONS AND WARRANTIES. The Pledgor hereby represents and warrants to the Lender and acknowledges that the Lender is relying thereon, notwithstanding any investigation by the Lender or otherwise, that:

      (i) the Pledgor is the lawful owner of the Collateral, free and clear of any and all Liens or claims of others other than any Lien granted by the Pledgor to the Lender hereunder and as otherwise set out herein, with full right to deliver, assign, pledge and charge the Collateral to the Lender pursuant hereto;

      (ii) there is no existing agreement, option, right or privilege capable of becoming an agreement or option pursuant to which the Pledgor would be required to sell or otherwise dispose of any of the Pledged Securities;

      (iii) except as otherwise set out herein, the Liens granted by the Pledgor to the Lender pursuant to this Agreement constitute Liens on the Collateral in favour of the Lender which are prior to all other Liens on the Collateral, whether created by the Pledgor or any other Person, and in existence on the date hereof;

      (iv) the Pledgor has the power and authority and the legal right to execute and deliver, to perform its obligations under, and to grant the Lien on the Collateral pursuant to, this Agreement and the Pledgor has taken all necessary corporate action to authorize its execution, delivery and performance of, and grant of the Lien on the Collateral pursuant to, this Agreement;

      (v) this Agreement constitutes a legal, valid and binding obligation of the Pledgor enforceable in accordance with its terms, except as enforceability may be limited bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and by general principles of equity;

      (vi) the execution, delivery and performance of this Agreement will not violate any provision or requirement of any law or contractual obligation of the Pledgor and will not result in the creation or imposition of any Lien on any of the properties or revenues of the Pledgor pursuant to any requirement of law or contractual obligation of the Pledgor;

      (vii) no consent or authorization of, filing with, or other act by or in respect of, any arbitrator or governmental authority and no consent of any other person (including any shareholder or creditor of the Pledgor), is required in connection with the execution, delivery, performance, validity or enforceability of this Agreement, except for such as have been obtained or made and are in full force and effect, and the terms of which have been disclosed to the Lender; and

     (viii) no litigation, investigation or proceeding of or before any arbitrator or governmental authority is pending or, to the knowledge of the Pledgor, threatened by or against the Pledgor or against any of its properties or revenues which may materially adversely affect the business, property or financial or other condition of the Pledgor.

6. COVENANTS. The Pledgor covenants and agrees with the Lender that:

      (i) at any time and from time to time, upon the written request of the Lender, and at the sole expense of the Pledgor, the Pledgor will promptly and duly execute and deliver such further instruments and documents and take such further action as the Lender may request for the purpose of obtaining or preserving the full benefits of this Agreement and of the rights and powers herein granted, including the filing or execution of any financing or financing change statements under any applicable legislation in effect in any jurisdiction with respect to the Liens created hereby;

      (ii) the Pledgor authorizes the Lender to file any such financing or financing change statement without the signature of the Pledgor to the extent permitted by applicable law;

      (iii) the Pledgor will not create, incur or permit to exist, but will defend the Collateral against, and will take such other action as is necessary to remove, any Lien or claim on or to the Collateral, other than the Liens created hereby and other than as permitted in writing by the Lender;

      (iv) the Pledgor will not sell, transfer, lease or otherwise dispose of any of the Collateral except as permitted in writing by the Lender; and

      (v) the Pledgor will ensure that at the request of the Lender, all Pledged Securities are registered in the name of the Lender or its nominee, that the certificates representing the Pledged Securities will be forthwith delivered to and remain in the custody of the Lender or its nominee, and that all certificates, instruments or other documents representing or evidencing any Pledged Securities acquired or issued subsequent to the date hereof will be registered in the name of the Lender or its nominee and will forthwith after issuance be delivered to, and remain in the custody of, the Lender or its nominee.

7. ACKNOWLEDGEMENT. The Lender acknowledges that the Collateral is subject to a security interest in favour of the holders of Hollinger Inc.'s Southam-linked debentures due November 1, 1998 which is rateable with and ranks pari passu to the security interest in favour of the Lender created hereunder.

8. RIGHTS AND DUTIES OF LENDER. The Lender will have and be entitled to exercise all such powers hereunder as are specifically delegated to the Lender by the terms hereof, together with such powers as are incidental thereto. The Lender may execute any of its duties hereunder by or through agents and will be entitled to retain counsel and to act in reliance upon the advice of such counsel concerning all matters pertaining to its duties hereunder. The Lender and any nominee on its behalf will be bound to exercise in the holding of the Pledged Securities and other Collateral only the same degree of care as it would exercise with respect to similar property of its own held in the same place. Neither the Lender, nor any nominee acting on behalf of the Lender, nor any director, officer or employee of the Lender or such nominee, will be liable for any action taken or admitted to be taken by it hereunder or in connection herewith except for its own gross negligence or wilful misconduct.

9. VOTING RIGHTS. Unless a Default has occurred and is continuing, the Pledgor will be entitled to exercise all voting power from time to time exercisable in respect of the Pledged Securities and given consents, waivers and ratifications in respect thereof. Immediately upon the occurrence and during the continuance of any Default, all such rights of the Pledgor to vote and give consents, waivers and ratifications will cease and the Lender will be entitled to exercise all such voting rights and to give all consents, waivers and ratifications as permitted by the Lender.

10. DIVIDENDS. Unless a Default has occurred and is continuing, the Pledgor will, subject to any agreement with the Lender to the contrary, be entitled to receive any and all cash dividends and other distributions on the Pledged Securities which it is otherwise entitled to receive. If a Default has occurred and is continuing, the Lender will have the sole and exclusive right and authority to receive and retain the dividends and other distributions which the Pledgor would otherwise be authorized to receive. Any money and other property paid over to or received by the Lender pursuant to the provisions of this
Section 8 will be retained by the Lender as additional Collateral hereunder and be applied in accordance with the provisions hereof.

11. REMEDIES. If a Default has occurred and is continuing, the Lender may, without notice to or the consent of the Pledgor or any other person (other than as required by applicable law), take all or any of the following actions:

      (a) transfer all or any part of the Collateral into the name of the Lender or any nominee on behalf of the Lender, with or without disclosing that such Collateral is subject to the Lien hereunder;

      (b) notify any parties obligated on any of the Collateral to make payment to the Lender of any amounts due or to become due hereunder;

      (c) exercise any and all rights of conversion, exchange, subscription or any other rights, privileges or options pertaining to any of the Pledged Securities as if it were the absolute owner thereof;

      (d) from time to time realize upon, collect, sell, transfer, assign, give options to purchase, or otherwise dispose of and deliver the Pledged Securities and other Collateral, or any part thereof, in such a manner as may seem to it advisable, and for the purposes thereof each and every requirement relating thereto and prescribed by law or otherwise is hereby waived to the extent permitted by law;

      (e) enforce collection of any of the Collateral by suit or otherwise, and surrender, release or exchange all or any part of any property in addition to the Collateral, securing any of the Obligations, or compromise or extend or renew for any period (whether or not longer than the original period) any obligations of any nature of any party with respect to any property; and

      (f) to the extent permitted by applicable law, the Lender may purchase any or all of the Pledged Securities and other Collateral, whether in connection with a sale made under the power of sale herein contained or pursuant to judicial proceedings or otherwise;

provided, however, that the Lender will not be bound to deal with the Pledged Securities and other Collateral as aforesaid, and will not be liable for any loss which may be occasioned by any failure to do so and no action of the Lender permitted hereunder will impair or affect any rights of the Lender in and to the Collateral.

12. APPLICATION OF PROCEEDS. After payment of expenses as provided in Section 11 hereof, the balance of any proceeds received by the Lender in or in connection with realizing, collecting, selling, transferring, delivering or obtaining payment of the Collateral or any part thereof may be held by the Lender and may, as and when the Lender thinks fit, be applied on account of such part of the Obligations as to the Lender seems best, without prejudice to the Lender's claims upon the Pledgor for any deficiency.

13. PAYMENT OF EXPENSES. The Lender may charge on its own behalf and also pay to others all out-of-pocket expenses of the Lender and others retained by the Lender, incurred in connection with realizing, collecting, selling, transferring, delivering or obtaining payment of the Pledged Securities or any other Collateral or any part thereof, or in connection with the administration or amendment of this Agreement or incidental to the care, safekeeping, or otherwise of any and all of the Collateral, and may deduct the amount of such sums from any proceeds of the Collateral. The Pledgor agrees to indemnify and hold harmless the Lender from and against any and all liability incurred by the Lender; or any nominee, agent or employees of the Lender hereunder or in connection herewith, unless such liability was due to wilful misconduct or gross negligence on the part of the Lender or such nominee or agent.

14. ASSIGNMENT. This Agreement will be binding upon the Pledgor and its successors and permitted assigns and will enure to the benefit of and be enforceable by the Lender and its respective successors and assigns.

15. NO WAIVER; CUMULATIVE REMEDIES. The Lender will not by any act, delay, indulgence, omission or otherwise be deemed to have waived and any right or remedy hereunder or to have acquiesced in any breach of any of the terms and conditions hereof. No failure to exercise, nor any delay in exercising, on the part of the Lender, any right, power or privilege hereunder will operate as a waiver thereof.

16. COMMUNICATION. All communications provided for or permitted hereunder shall be in writing, personally delivered to an officer or other responsible employee of the addressee or sent by registered mail, charges prepaid, or by telecopy, to the address or telecopy number set forth opposite the name of the Pledgor in the execution pages of this Agreement, in the case of the Pledgor, and to Hollinger International Inc., 401 North Wabash Avenue, Suite 740, Chicago, Illinois 60611 (Attention: Vice-President - Law and Finance and Secretary) (Telecopy: (312) 321-0629), in the case of the Lender, or to such other address as the applicable party hereto may from time to time designate to the other in such manner. Any communication so personally delivered shall be deemed to have been validly and effectively given on the date of such delivery. Communications so sent by telecopy shall be deemed to have been validly and effectively given on the business day next following the day on which it is sent. Communications so sent by mail shall be deemed to have been validly and effectively given on the fifth business day next following the day on which it is sent.

17. DEALINGS BY LENDER. The Lender may grant extensions of time and other indulgences, take and give up security, accept compositions, grant releases and discharges and otherwise deal with the Pledgor and any third party having dealings with the Pledgor, and with the Collateral or any part thereof, and with other security and sureties, as the Lender may see fit, all without prejudice to the Obligations or to the rights of the Lender under this Agreement. The Lender will be accountable only for amounts that the Lender actually receives as a result of the exercise of such powers, and neither the Lender nor any of its officers, directors, employees or agents will be responsible to the Pledgor any act or failure to act hereunder, except for its or their own gross negligence or willful misconduct.

18. NON-EXCLUSIVE OF REMEDIES. This Agreement and the Liens arising hereunder are in addition to and not in substitution for any other security now or hereafter held by the Lender in respect of the Dealer, the Obligations or the Collateral. No remedy for the enforcement of the rights of the Lender hereunder will be exclusive of or dependent on any other such remedy but any one or more of such remedies may from time to time be exercised independently or in combination.

19. POWER OF ATTORNEY. The Pledgor hereby irrevocably constitutes and appoints the Lender and any officer or agent thereof, with full power of substitution, as its true and lawful attorney-in-fact, with full irrevocable power and authority in the place and stead of the Pledgor and in the name of the Pledgor or in its own name, from time to time in the Lender's discretion, for the purpose of carrying out the terms of this Agreement, to take any and all appropriate action, to do, make and execute any and all statements, acts, matters, documents, instruments and things which may be necessary or desirable to accomplish the purposes of this Agreement and from time to time to exercise all rights and powers and to perform all acts of ownership in respect to the Pledged Securities to the same extent as the Pledgor might have done were it not for this Agreement. The Pledgor hereby ratifies all that said attorneys will lawfully do or cause to be done by virtue hereof. This power of attorney is a power coupled with an interest and will be irrevocable until the Obligations have been paid and performed in full.

20. NO MERGER. Neither the taking and holding of the Pledged Securities and other Collateral nor the obtaining of any judgment by the Lender will operate as a merger of any Obligation or any other indebtedness or liability of the Pledgor to the Lender or operate to prejudice the security constituted by this Agreement.

21. SEVERABILITY. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction will, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof and any such prohibition or unenforceability in any jurisdiction will not invalidate or render unenforceable such provision in any other jurisdiction.

22. GOVERNING LAW. This Agreement will be governed by and construed in accordance with the laws of Ontario.

23. SURVIVAL OF REPRESENTATIONS AND WARRANTIES. All agreements, representations, warranties and covenants made by or on behalf of the Pledgor herein are material, will be considered to have been relied upon by the Lender and will survive the execution and delivery of this Agreement or any investigation made at any time by or on behalf of the Lender and any disposition or payment of the Obligations until repayment in full thereof.

24. ACKNOWLEDGEMENT OF RECEIPT. The Pledgor acknowledges receipt of an executed copy of this Agreement.

      DATED: September 3, 1997.

ADDRESS                                   UNIMEDIA HOLDING COMPANY

10 Toronto Street
Toronto, Ontario
M5K 1N2                                   By:   /S/ C. G. COWAN
                                                ------------------------------
                                                Name:  Charles G. Cowan
                                                Title:  Vice President &
                                                Secretary


Attention:  President                     By:   /S/ P. Y. ATKINSON
                                                ------------------------------
                                                Name:  P. Y. Atkinson
                                                Title: Vice President &
                                                       General Counsel
Facsimile:  (416) 364-2088

                                  SCHEDULE "A"

COMPANY                             NO.              PLEDGED SECURITIES CLASS

1.  Hollinger International Inc.    401,426           Series D Preferred Shares

                                                                  EXHIBIT NO. 11


                             3396754 CANADA LIMITED


                                       AND


                 HOLLINGER CANADIAN PUBLISHING HOLDINGS INC.


                                       AND


                          HOLLINGER INTERNATIONAL INC.





                    --------------------------------------
                               EXCHANGE AGREEMENT

                          PROVIDING FOR THE EXCHANGE OF
                            NON-VOTING SPECIAL SHARES
                    --------------------------------------





                                September 3, 1997

                                TABLE OF CONTENTS

                                   ARTICLE 1.
                                 INTERPRETATION

1.1.        Definitions.................................................     1
1.2.        Interpretation Not Affected by Headings.....................     5
1.3.        Extended Meaning............................................     5
1.4.        Applicable Law..............................................     6
1.5.        Time of Essence.............................................     6
1.6.        Severability................................................     6
1.7.        Business Day................................................     6
1.8.        Currency....................................................     6

                                   ARTICLE 2.
                           EXCHANGE OF SPECIAL SHARES

2.1.        Mandatory Exchange..........................................     6
2.2.        Optional Exchange...........................................     7
2.3.        Election to Pay Cash........................................     8
2.4.        Relating to the Purchase for Cancellation by the
            Corporation of the Special Shares...........................     8
2.5.        Fractions of Class A Shares.................................     8
2.6.        Nature of the Corporation's Exchange Obligation ............     9
2.7.        Delivery on Exchange........................................     9

                                   ARTICLE 3.
                                   ADJUSTMENTS

3.1.        Changes Affecting the Class A Shares .......................     9
3.2.        No Changes to Special Shares................................    12
3.3.        Rules Applicable to Adjustments.............................    12
3.4.        Notice of Adjustment........................................    12

                                   ARTICLE 4.
                      SUPPLEMENTAL AGREEMENTS AND COVENANT

4.1.        Supplemental Agreements.....................................    12
4.2.        Successor Corporations......................................    13
4.3.        Compliance with Terms.......................................    13

                                   ARTICLE 5.
                                    GENERAL

5.1.        Notice to the Corporation and the Holders...................    13
5.2.        Assignment .................................................    14
5.3.        Counterparts and Formal Date................................    14
5.4.        Satisfaction and Discharge of Agreement.....................    15
SCHEDULE A  ............................................................    17

            THIS EXCHANGE AGREEMENT made as of September 3, 1997.

B E T W E E N:

                        3396754 CANADA LIMITED, a corporation incorporated under the CANADA BUSINESS CORPORATIONS ACT

                        (the "Corporation")

                        - and -

                        HOLLINGER   CANADIAN   PUBLISHING   HOLDINGS   INC.,   a
                        corporation amalgamated under the BUSINESS CORPORATIONS ACT (New Brunswick)

                        ("HCPH")

                        - and

                        HOLLINGER INTERNATIONAL INC., a Delaware corporation

                        ("HII")

RECITALS

1. The Corporation will issue to HCPH on the date hereof 4,146,007 Special Shares in exchange for 4,146,007 non-voting special shares of HCPH.

2. The Special Shares will be purchased for cancellation automatically on the Mandatory Exchange Date and will be purchased for cancellation at the option of HCPH on any Optional Exchange Date in each case for Class A Shares on the terms and conditions described herein.

            NOW THEREFORE THIS AGREEMENT WITNESSES that for good and valuable consideration mutually given and received, the receipt and sufficiency of which is hereby acknowledged, it is hereby agreed and declared as follows:

                                   ARTICLE 1.
                                 INTERPRETATION

1.1.        DEFINITIONS

            In this Agreement, unless there is something in the subject matter or context inconsistent therewith or unless otherwise expressly provided:

            "ACCELERATED EXCHANGE DATE" means the Mandatory Exchange Date if the Mandatory Exchange Date is earlier than June 26, 2000.

            "ACCELERATION EVENT" means any of the following events, written notice of which shall be delivered to HCPH by the Corporation:

      (a) an order shall be made or an effective resolution shall be passed for the winding- up or liquidation of the Corporation, HII or HIP;

      (b) any proceeding shall be instituted against any of the Corporation, HII or HIP or applying to a substantial part of its property or assets seeking to adjudicate it a bankrupt or insolvent, or seeking liquidation, dissolution, winding-up, reorganization, arrangement, adjustment, protection, relief of composition of it or any substantial part of its property or debt under any law relating to bankruptcy, insolvency or reorganization or relief of debt or seeking an order for relief or the appointment of a receiver, trustee or other similar official for it or for any substantial part of its property or assets and such proceeding shall have continued undismissed or unstayed for 60 days, or a creditor or creditors of the Corporation, HII or HIP or any other interested party shall privately appoint a receiver, trustee or similar official for any substantial part of the property or assets of the Corporation, HII or HIP, and, if the Corporation, HII or HIP shall be contesting such appointment in good faith, such appointment shall continue for 60 days or any such action or proceeding shall have been consented to or not expeditiously opposed by the Corporation, HII or HIP;

      (c) any proceeding shall be instituted by any of the Corporation, HII or HIP seeking to adjudicate it a bankrupt or insolvent, or seeking liquidation, dissolution, winding-up, adjustment, protection, relief or composition of it or any of its property or debt or making a proposal with respect to it under any law relating to bankruptcy, insolvency or reorganization or relief of debts or seeking an order for relief or the appointment of a receiver, trustee or other similar official for it or for any of its property or assets, or the Corporation, HII or HIP shall take corporate action to authorize any such proceeding;

      (d) a default in payment of any principal due under the Bank Credit Facility or default, and continuance thereof for five Business Days in payment when due of any interest on any Loan (as defined in the Bank Credit Facility), any reimbursement obligation with respect to any Letter of Credit (as defined in the Bank Credit Facility) or any fee or other amount payable by any Borrower (as defined in the Bank Credit Facility) under the Bank Credit Facility or any other Loan Document (as defined in the Bank Credit Facility) or default in payment (after the expiry of any cure or grace period) of the principal of or any interest on any other indebtedness of the Corporation, HII or HIP which, in the aggregate, exceeds U.S. $25,000,000; or

      (e) there shall have occurred the acceleration of the maturity of Debt (as such term is defined in the Bank Credit Facility) of HIP under the Bank Credit Facility upon any Event of Default (as such term is defined in the Bank Credit Facility) under the Bank Credit Facility or any other indebtedness of the Corporation, HII or HIP which, in the aggregate, exceeds U.S. $25,000,000.

            "AFFILIATE" means any person directly or indirectly controlling, controlled by or under direct or indirect common control with, a person. A person shall be deemed to control a body corporate if such person possess, directly or indirectly, the power to direct or cause the direction of the management and policies of such body corporate, whether through the ownership of voting securities, by contract, or otherwise.

            "AGREEMENT", "THIS AGREEMENT", "HERETO", "HEREIN", "HEREBY", "HEREUNDER", "HEREOF" and similar expressions refer to this Agreement and not to any particular Article, section, subsection, paragraph, subparagraph, clause, subclause or other portion hereof; and the expressions "Article", "section", "subsection", "paragraph", "subparagraph", "clause" and "subclause" followed by a number and/or a letter mean and refer to the specified Article, section, subsection, paragraph, subparagraph, clause or subclause of this Agreement.

            "BANK CREDIT FACILITY" means the Second Amended and Restated Credit Agreement dated as of April 7, 1997 among, INTER ALIA, HII, HIP and certain financial institutions, as the same may be amended or supplemented from time to time.

            "BASE AMOUNT" means U.S. $8.88 less the amount of any dividends which have been paid per share (to a maximum of U.S. $1.67) on the Special Shares, from time to time, from the date hereof to the Exchange Date.

            "BUSINESS DAY" means any day, other than a Saturday or Sunday, on which banks and other financial institutions are open for business in Toronto, Ontario.

            "CLASS A SHARE REORGANIZATION" has the meaning set out in section 3.1.1.

            "CLASS A SHARES" means shares of Class A Common Stock of HII, as such shares may be reclassified or changed from time to time as contemplated by section 3.1.

            "CORPORATION"   means   3396754   Canada   Limited,   a  corporation
incorporated under the CANADA BUSINESS CORPORATIONS ACT, and includes any successor corporation to or of the Corporation.

            "CURRENT MARKET PRICE" of the Class A Shares means, as at any date, the weighted average trading price of the Class A Shares on the NYSE for the period of 20 consecutive trading days (whether or not Class A Shares traded on such day) ending on (and including) the Determination Date for such date or, if such shares are not then listed on the NYSE, on any stock exchange on which such shares are listed as the Directors may select for this purpose, or if such shares are not listed on any stock exchange, in such over-the-counter market as the Directors may select for such purpose.

            "DETERMINATION DATE" means, in respect of any date, the 14th day preceding such date.

            "DIRECTOR" means a director of the Corporation for the time being and "DIRECTORS" means the board of directors of the Corporation.

            "DIVIDENDS PAID IN THE ORDINARY COURSE" means dividends paid on the Class A Shares in any financial year of HII whether in (i) cash; (ii) securities of HII including rights, options or warrants (but excluding rights, options or warrants referred to in section 3.1.2); or (iii) property or other assets of HII, provided that the amount or value of such dividends in the aggregate (any such securities, property or other assets so distributed to be valued at the fair market value thereof as determined conclusively by action by the Directors) does not in any such financial year exceed the greater of:

            (a) 150% of the aggregate amount of or value of dividends paid by HII on the Class A Shares in its immediately preceding financial year; and

            (b) 100% of the consolidated net income of HII (before extraordinary items but after dividends payable on all shares ranking prior to or on a parity with respect to the payment of dividends with the Class A Shares) for its immediately preceding financial year as shown in the audited consolidated financial statements of HII for such financial year.

            "EXCHANGE DATE" means the Mandatory Exchange Date or any Optional Exchange Date.

            "EXCHANGE FORM" has the meaning set out in section 2.1.2.

            "EXCHANGE RATIO" has the meaning set out in section 2.2.1.

            "HCPH"  means  Hollinger  Canadian   Publishing   Holdings  Inc.,  a
corporation amalgamated under the BUSINESS CORPORATIONS ACT (New Brunswick), and includes any successor corporation to or of HCPH.

            "HII" means Hollinger International Inc., a Delaware corporation, and includes any successor corporation to or of HII.

            "HII  CAPITAL  REORGANIZATION"  has the  meaning  set out in section
3.1.3.

            "HIP" means Hollinger International Publishing Inc., a Delaware corporation.

            "MANDATORY EXCHANGE" means an exchange of Special Shares for Class A Shares pursuant to section 2.1.

            "MANDATORY EXCHANGE DATE" means the earlier of June 26, 2000, or the date on which an Acceleration Event first occurs.

            "MANDATORY  EXCHANGE  NOTICE"  has the  meaning  set out in  section
2.1.2.

            "MANDATORY EXCHANGE NUMBER" means, as of any date, the Base Amount divided by 95% of the Current Market Price of Class A Shares on such date.

            "NYSE" means the New York Stock Exchange.

            "OPTIONAL EXCHANGE" means an exchange of Special Shares for Class A Shares pursuant to section 2.2.

            "OPTIONAL EXCHANGE DATE" means the date on which the Corporation receives the documents specified in section 2.2.2 duly tendered by a HCPH in respect of the exercise of its optional exchange right pursuant to section 2.2.1.

            "PERSON" means a natural person, corporation, body corporate, partnership, joint venture or other unincorporated association, trust, government or governmental authority and pronouns have a similar extended meaning.

            "SPECIAL  SHARES"  means  the  Non-Voting   Special  Shares  of  the
Corporation.

            "SPECIAL SHARE CERTIFICATE" means a certificate evidencing one or more Special Shares issued by the Corporation.

            "SUCCESSOR CORPORATION" has the meaning set out in section 4.2.

1.2.        INTERPRETATION NOT AFFECTED BY HEADINGS

            The division of this Agreement into Articles, sections and other subdivisions, the provision of a table of contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.3.        EXTENDED MEANING

            Words importing the singular number only shall include the plural and VICE VERSA, and words importing the masculine gender shall include the feminine and neuter genders and VICE VERSA.

1.4.        APPLICABLE LAW

            This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein. The parties hereto irrevocably attorn to the non-exclusive jurisdiction of the courts of the Province of Ontario with respect to matters arising under this Agreement.

1.5.        TIME OF ESSENCE

            Time shall be of the essence of this Agreement.

1.6.        SEVERABILITY

            Each of the provisions in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any of the other provisions hereof.

1.7.        BUSINESS DAY

            Whenever any action is required to be taken under this Agreement on or as of a day that is not a Business Day, that action must be taken on or as of the next day that is a Business Day.

1.8.        CURRENCY

            Any reference in this Agreement to "dollars" or the sign "$" shall be deemed to be a reference to lawful money of the United States of America.

                                   ARTICLE 2.
                           EXCHANGE OF SPECIAL SHARES

2.1.        MANDATORY EXCHANGE

      2.1.1. Subject to sections 2.3 and 2.6, on the Mandatory Exchange Date each Special Share shall be purchased for cancellation automatically (without any further action on the part of HCPH) by the Corporation for the Mandatory Exchange Number calculated as of the Mandatory Exchange Date of Class A Shares to be delivered by the Corporation.

      2.1.2. Not later than 3 days and not earlier than 30 days prior to the Mandatory Exchange Date if it is not an Accelerated Exchange Date and forthwith after an Accelerated Exchange Date, the Corporation shall send to HCPH an exchange notice (the "Mandatory Exchange Notice") substantially in the form attached hereto as Schedule "A".

      2.1.3. In order for HII to receive certificates representing the Class A Shares and cash, if any, which the Corporation is required to deliver pursuant to this section 2.1, HCPH must surrender to the Corporation, at any time on or after the Mandatory Exchange Date, the document specified in section 2.2.2 in the manner set out in such section. Whether or not HCPH has so surrendered the certificate(s) evidencing its Special Shares, on and as of the Mandatory Exchange Date HCPH shall be deemed to have transferred its Special Shares to the Corporation and from the Mandatory Exchange Date HCPH shall have no rights as a shareholder of the Corporation in respect of such Special Shares.

2.2.        OPTIONAL EXCHANGE

      2.2.1. HCPH shall have the right at its option at any time after December 23, 1997 to have any or all of its Special Shares purchased for cancellation by the Corporation for the following number (each, an "Exchange Ratio") of Class A Shares to be delivered by the Corporation per Special Share:


            OPTIONAL EXCHANGE DATE                    NO. OF CLASS A SHARES

      After December 23, 1997 but on or before
      June 23, 1998                                         0.510

      Thereafter but on or before December 23, 1998         0.530

      Thereafter but on or before June 23, 1999             0.550

      Thereafter but on or before December 23, 1999         0.570

      Thereafter but on or before June 8, 2000              0.590

      Thereafter but before June 26, 2000                   0.602

      2.2.2. HCPH may exercise its right pursuant to section 2.2.1 by depositing with the Corporation at the address set out in Section 5.1, the Special Share Certificate(s) evidencing its Special Shares.

      2.2.3. The Corporation shall send or cause to be sent to HII as soon as practicable and in any event within 10 Business Days after an Optional Exchange Date or, in the case of a Mandatory Exchange, the surrender of HCPH's Special Share Certificate(s) in accordance with this Article 2: (i) a certificate or certificates for the Class A Shares which the Corporation is required to deliver; or (ii) if the Corporation has elected in accordance with section 2.3 to satisfy all or any part of its obligations on purchase for cancellation of Special Shares by the payment of cash, that amount of cash payable or that combination of cash and certificates for Class A Shares which the Corporation is required to deliver.

2.3.        ELECTION TO PAY CASH

      2.3.1. Notwithstanding anything in this Agreement to the contrary, the obligation of the Corporation to deliver Class A Shares on the purchase for cancellation of Special Shares as contemplated by section 2.1 or section 2.2 may be satisfied at the option of the Corporation:

            (a) in the case of a Mandatory Exchange, with respect to all or any portion of the Base Amount by payment in cash in lawful money of the United States of America of that portion of the Base Amount for each Special Share so designated by the Corporation in accordance with section 2.3.2; and

            (b) in the case of an Optional Exchange, with respect to any or all of the Class A Shares issuable on such Optional Exchange, by payment in cash in lawful money of the United States of America of an amount per Class A Share equal to the price per share for the last trade of a board lot of Class A Shares on the NYSE prior to the Optional Exchange Date.

      2.3.2. The Corporation shall exercise its right pursuant to section 2.3.1 in the case of a Mandatory Exchange by so specifying in the Mandatory Exchange Notice and in the case of an Optional Exchange by giving notice to HCPH within three Business Days following an Optional Exchange Date.

2.4. RELATING TO THE PURCHASE FOR CANCELLATION BY THE CORPORATION OF THE SPECIAL SHARES

            Provided the Corporation shall have fulfilled its obligations on an Exchange Date pursuant to this Article 2, the Corporation shall be treated as having purchased for cancellation the Special Shares acquired by it pursuant to this Article 2.

2.5.        FRACTIONS OF CLASS A SHARES

            The Corporation shall not deliver a fraction of a Class A Share on the purchase for cancellation of any Special Share. To the extent that HCPH is entitled to receive on the exchange of a Special Share a fraction of a Class A Share, the Corporation shall make an appropriate cash payment in lieu of fractional shares. The amount of cash payment shall be equal to the fraction of the Class A Share to which HCPH would be entitled multiplied by (a) in the case of a Mandatory Exchange, the Base Amount and (b) in the case of an Optional Exchange, the price per share for the last trade of a board lot of Class A Shares on the NYSE prior to the Optional Exchange Date, in each case rounded up to the nearest whole cent.

2.6.        NATURE OF THE CORPORATION'S EXCHANGE OBLIGATION

            The obligation of the Corporation to purchase for cancellation Special Shares on a Mandatory Exchange or Optional Exchange hereunder is a direct unsecured obligation of the Corporation ranking PARI PASSU with all other unsecured claims against it.

2.7.        DELIVERY ON EXCHANGE

      2.7.1. Notwithstanding any other provision of this Agreement, the Class A Shares or cash, if any, which the Corporation is required to deliver on a Mandatory Exchange or an Optional Exchange, shall be delivered to HII.

      2.7.2. The Corporation shall satisfy its obligations on a Mandatory Exchange or Optional Exchange without withholding any tax.


                                   ARTICLE 3.
                                   ADJUSTMENTS

3.1.        CHANGES AFFECTING THE CLASS A SHARES

      3.1.1. If and whenever at any time after the date hereof and prior to the Mandatory Exchange Date HII:

            (a) issues Class A Shares or securities exchangeable for or convertible into Class A Shares to all or substantially all the holders of Class A Shares as a stock dividend or other distribution (other than a Dividend Paid in the Ordinary Course);

            (b) makes a distribution on its outstanding Class A Shares payable in Class A Shares or securities exchangeable for or convertible into Class A Shares (other than as a Dividend Paid in the Ordinary Course);

            (c) subdivides its outstanding Class A Shares into a greater number of Class A Shares; or

            (d) consolidates its outstanding Class A Shares into a smaller number of Class A Shares,

      (any of such events in clauses (a) through (d) being called a "Class A Share Reorganization"), then the Exchange Ratios will be adjusted effective immediately after the effective date or record date for the happening of a Class A Share Reorganization, as the case may be, at which the holders of Class A Shares are determined for the purpose of the Class A Share Reorganization, by multiplying each Exchange Ratio in effect immediately prior to such effective date or record date by a fraction, the numerator of which will be the number of Class A Shares outstanding immediately after giving effect to such Class A Share Reorganization (including, in the case where securities exchangeable for or convertible into Class A Shares are distributed, the number of Class A Shares that would have been outstanding had all such securities been exchanged for or converted into Class A Shares on such effective date or record date) and the denominator of which will be the number of Class A Shares outstanding on such effective date or record date before giving effect to such Class A Share Reorganization.

      3.1.2. If and whenever at any time after the date hereof and prior to the Exchange Date HII fixes a record date for the issue of rights, options or warrants to all or substantially all the holders of Class A Shares under which such holders are entitled, during a period expiring not more than 45 days after the date of such issue (the "Rights Period"), to subscribe for or purchase Class A Shares or securities exchangeable for or convertible into Class A Shares at a price per share to the holder (or at an exchange or conversion price per share during the Rights Period to the holder in the case of securities exchangeable for or convertible into Class A Shares) of less than 95% of the Current Market Price calculated as of such record date (any of such events being called a "Rights Offering"), then each Exchange Ratio will be adjusted effective immediately after the end of the Rights Period by multiplying such Exchange Ratio in effect immediately prior to the end of the Rights Period by a fraction:

            (a) the numerator of which will be the number of Class A Shares outstanding, or the number of Class A Shares which would be outstanding if all the exchangeable or convertible securities were exchanged for or converted into Class A Shares during the Rights Period, after giving effect to the Rights Offering and including the number of Class A Shares actually issued or subscribed for during the Rights Period upon exercise of the rights, warrants or options under the Rights Offering; and

            (b)   the denominator of which will be the aggregate of:

                  (i) the number of Class A Shares outstanding as of the record date for the Rights Offering; and

                  (ii) a number determined by dividing (1) either (A) the product of the number of Class A Shares issued or subscribed for during the Rights Period upon the exercise of the rights, warrants or options under the Rights Offering and the price at which such Class A
                        Shares are offered, or, as the case may be, (B) the product of the exchange or conversion price of such securities exchangeable for or convertible into Class A Shares and the number of Class A Shares for or into which the securities so offered pursuant to the Rights Offering could have been exchanged or converted during the Rights Period, by (2) the Current Market Price of the Class A Shares calculated as of the record date for the Rights Offering.

      If HCPH has made an Optional Exchange in accordance with section 2.2 during the period beginning immediately after the record date for a Rights Offering and ending on the last day of the Rights Period for the Rights Offering it will, in addition to the Class A Shares issued to HCPH on such Optional Exchange, be entitled to that number of additional Class A Shares equal to the result obtained when the difference, if any, between the Exchange Ratio as adjusted for such Rights Offering pursuant to this subsection and the applicable Exchange Ratio in effect on the date of such Optional Exchange is multiplied by the number of Special Shares exchanged pursuant to such Optional Exchange by HCPH. Such additional Class A Shares will be deemed to have been issued to HCPH immediately following the end of the Rights Period and a certificate for such additional Class A Shares will be delivered to HCPH within 15 Business Days following the end of the Rights Period.

                  If and whenever at any time after the date hereof and prior to the Mandatory Exchange Date, HII fixes a record date for the issue or the distribution to all or substantially all the holders of Class A Shares of
      (i) securities of HII, including rights, options or warrants to acquire securities of HII or any of its property or assets (including evidences of indebtedness) or (ii) any property or other assets (including evidences of indebtedness) and if such issuance or distribution does not constitute a Dividend Paid in the Ordinary Course, a Class A Share Reorganization or a Rights Offering (any of such non-excluded events being called a "Special Distribution"), each Exchange Ratio will be adjusted effective immediately after such record date by multiplying such Exchange Ratio by a fraction:

            (a) the numerator of which will be the product of the number of Class A Shares outstanding on such record date and the Current Market Price of the Class A Shares calculated as of such record date; and

            (b) the denominator of which will be:

                  (i) the product of the number of Class A Shares outstanding on such record date and the Current Market Price of the Class A Shares on such record date; less

                  (ii) the fair market value, as determined by action by the Directors (whose determination will be conclusive), to the holders of Class A Shares of such securities or property or other assets so issued or distributed in the Special Distribution.

      To the extent that any Special Distribution is not so made, the Exchange Ratio will be readjusted effective immediately to the Exchange Ratio which would then be in effect based upon such securities or property or other assets as actually distributed.

      3.1.3. If and whenever at any time after the date hereof and prior to the Mandatory Exchange Date there is a reclassification of the Class A Shares at any time outstanding or change of the Class A Shares into other shares or into other securities or other capital reorganization (other than a Class A Share Reorganization), or a consolidation, amalgamation, arrangement or merger of HII with or into any other corporation or other entity (other than a consolidation, amalgamation, arrangement or merger which does not result in any reclassification of the outstanding Class A Shares or a change of the Class A Shares into other shares), or a transfer of the undertaking or assets of HII as an entirety or substantially as an entirety to another corporation or other entity in which the holders of Class A Shares are entitled to receive shares, other securities or other property (any of such events being called an "HII Capital Reorganization"), HCPH will be entitled to receive on any Exchange Date, and shall accept in lieu of Class A Shares, the aggregate number of shares, other securities or other property which HCPH would have been entitled to receive as a result of such HII Capital Reorganization if, on the effective date thereof, HCPH had been the registered holder of the number of Class A Shares which HCPH would have received if the Exchange Date were immediately prior to such effective date, subject in all such cases, to the Corporation's rights under section 2.3. If determined appropriate by the Directors, appropriate adjustments will be made as a result of any such HII Capital Reorganization in the application of the provisions set forth in this Article with respect to the rights and interests thereafter of HCPH hereunder to the end that the provisions set forth in this Article will thereafter correspondingly be made applicable as nearly as may reasonably be in relation to any shares, other securities or other property thereafter deliverable upon the exercise of any Special Shares. Any such adjustment will be made by and set forth in an agreement supplemental hereto approved by the Directors and will for all purposes be conclusively deemed to be an appropriate adjustment.

3.4.        NOTICE OF ADJUSTMENT

            Immediately after the occurrence of any event that requires an adjustment or readjustment as provided in sections 3.1 and 3.2, the Corporation will deliver a notice to HCPH specifying the nature of the event requiring the adjustment and the amount of the adjustment necessitated thereby and setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based, which notice will be conclusive and binding on all parties in interest.

                                   ARTICLE 4.
                      SUPPLEMENTAL AGREEMENTS AND COVENANT

4.1.        SUPPLEMENTAL AGREEMENTS

            From time to time the parties hereto may, subject to the provisions of this Agreement, and they shall, when so directed by this Agreement, execute and deliver by their proper officers, agreements or instruments supplemental hereto, which thereafter shall form part hereof, for any one or more or all of the following purposes:

      (a)   setting forth adjustments in the application  of  the  provisions of
            Article 3;

      (b) adding to the provisions hereof such additional covenants and enforcement provisions as in the opinion of counsel to the Corporation are necessary or advisable, provided that the same are not prejudicial to the interests of HCPH hereunder;

      (c) making such provisions not inconsistent with this Agreement as may be necessary or desirable with respect to matters or questions arising hereunder;

      (d) amending any of the provisions of this Agreement or relieving the Corporation from any of the obligations, conditions or restrictions herein contained, provided that no such amendment or relief shall be or become operative or effective if such amendment or relief impairs any of the rights of HCPH hereunder; and

      (e) for any other purpose not inconsistent with the terms of this Agreement, including the correction or rectification of any ambiguities, defective or inconsistent provisions, errors or omissions herein.

4.2.        SUCCESSOR CORPORATIONS

      4.2.1. In the case of the consolidation, amalgamation, arrangement, merger or transfer of the undertaking or assets of the Corporation as an entirety or substantially as an entirety to another corporation ("successor corporation"), the successor corporation resulting from such consolidation, amalgamation, arrangement, merger or transfer (if not the Corporation) shall be a corporation incorporated under the laws of Canada or one of the provinces thereof and shall expressly assume, by supplemental agreement satisfactory in form to the holders, the due and punctual performance and observance of each and every covenant and condition of this Agreement to be performed and observed by the Corporation.

4.3.        COMPLIANCE WITH TERMS

            The Corporation covenants that, for as long as any Special Shares are outstanding, it will at all times comply with all provisions of this Agreement to be complied with by it.

                                   ARTICLE 5.
                                    GENERAL

5.1.        NOTICE TO THE CORPORATION AND THE HOLDERS

      5.1.1. Unless herein otherwise expressly provided, any notice to be given hereunder to the Corporation or HCPH shall be deemed to be validly given if delivered or if sent by first class insured mail, postage prepaid or if sent by facsimile:

      (a)   if to the Corporation:

            10 Toronto Street
            Toronto, Ontario, M5C 2B7

            Fax:  (416) 364-2088
            Attention:  President

      (b)   if to HCPH

            10 Toronto Street
            Toronto, Ontario, M5C 2B7

            Fax: (416) 364-2088
            Attention:  President

      (c)   if to HII

            401 North Wabash Avenue
            Chicago, Illinois 60611
            U.S.A.

            Fax: (312) 321-0629
            Attention:  Vice-President - Law and Finance and Secretary

      and any such notice delivered in accordance with the foregoing shall be deemed to have been received on the date of delivery if that date is a Business Day or, if mailed, on the fifth Business Day following the date of the postmark on such notice.

5.2.        ASSIGNMENT

            HCPH may assign this Agreement to any of its Affiliates provided that it first gives to the Corporation notice of such assignment.

5.3.        COUNTERPARTS AND FORMAL DATE

            This Agreement may be executed in counterpart, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution shall be deemed to be dated as of September 3, 1997.

5.4.        SATISFACTION AND DISCHARGE OF AGREEMENT

            Upon the Mandatory Exchange Date, this Agreement, except to the extent that Class A Shares, certificates therefor and cash, if any, have not been transferred and delivered hereunder or the Corporation has not performed any of its obligations hereunder, shall cease to be of further effect.

            IN WITNESS WHEREOF the parties hereto have executed this Agreement under the hands of their proper officers in that behalf.


                                         3396754 CANADA LIMITED

                                    By:   /S/ C. G. COWAN
                                          ---------------------------------
                                          Vice President & Secretary

                                          HOLLINGER CANADIAN
                                          PUBLISHING HOLDINGS INC.


                                    By:   /S/ C. G. COWAN
                                          ---------------------------------
                                          Vice President & Secretary


                                         HOLLINGER INTERNATIONAL INC.

                                    By:   /S/ J. A. BOULTBEE
                                          ---------------------------------
                                          Executive Vice President &
                                          Chief Financial Officer

CONFIRMATION

            The undersigned confirms to 3396754 Canada Limited, Hollinger Canadian Publishing Holdings Inc. (and its permitted assignees from time to time) and to Hollinger International Inc. that the undersigned will provide to 3396754 Canada Limited, its wholly-owned subsidiary, sufficient Class A Common Shares for 3396754 Canada Limited to satisfy its obligation upon the purchase for cancellation of Special Shares pursuant to the terms of this Agreement.

            ACKNOWLEDGED AND AGREED AS OF SEPTEMBER 3, 1997

                                    HOLDINGS INC.


                                    By:   /S/ C. G. COWAN
                                          -------------------------------
                                          Vice President & Secretary

                                   SCHEDULE A

                        FORM OF MANDATORY EXCHANGE NOTICE

                          NON-VOTING SPECIAL SHARES OF
                             3396754 CANADA LIMITED

                            MANDATORY EXCHANGE NOTICE


TO: HOLLINGER CANADIAN PUBLISHING HOLDINGS INC. ("HCPH"), THE HOLDER OF NON-VOTING SPECIAL SHARES ("SPECIAL SHARES") OF 3396754 CANADA LIMITED (THE "CORPORATION")

            Notice is hereby given pursuant to section 2.1.2 of the Exchange Agreement dated as of September 3, 1997 between 3396754 Canada Limited (the "Corporation") and HCPH that each Special Share will be purchased for cancellation on June 26, 2000 (the "Mandatory Exchange Date") for the Mandatory Exchange Number as of the Mandatory Exchange Date of shares of Class A Common Stock ("Class A Shares") of Hollinger International Inc. The Mandatory Exchange Number as of the Mandatory Exchange Date of Class A Shares will be calculated as the Base Amount divided by 95% of the weighted average trading price of Class A Shares on the New York Stock Exchange for the 20 consecutive trading days ending on / /2000 [the 14th trading day prior to the Mandatory Exchange Date] (the "Current Market Price of Class A Shares"). The Base Amount is U.S.$8.88 less the amount of any dividends which have been paid per share (to a maximum of U.S.$1.67) on the Special Shares. [The following dividends have been paid to date: / /] The Corporation will provide HCPH with notice of any dividend paid subsequent to the date hereof as soon as practicable after the occurrence thereof.
            On and after the Mandatory Exchange Date, HCPH's rights as a holder of Special Shares cease.

            [Pursuant to section 2.3 of the Exchange Agreement, the Corporation hereby irrevocably elects to pay to HII, at the direction of HCPH as provided in the Exchange Agreement, cash equal to / /% of the Base Amount per Special Share on the purchase for cancellation of Special Shares].

            In order to effect the purchase for cancellation of the Special Shares, HCPH is required to deliver to the Corporation at 10 Toronto Street, Toronto, Ontario M5L 2R7 the certificate or certificates representing the Special Shares. Class A Shares and cash, if any, to which to which HII is entitled will not be released until such certificate(s) are delivered to the Corporation as set out above.

DATED: _______________, 2000

                                                                  EXHIBIT NO. 15


                          Hollinger International Inc.
                              401 N. Wabash Avenue
                             Chicago, Illinois 60611


                                  July 29, 1997


Hollinger Inc.
Hollinger Canadian Publishing
   Holdings Inc.
10 Toronto Street
Toronto, Ontario  M5C 2B7
Canada

Attention:  J. A. Boultbee
            Vice-President,
            Finance and Treasury

Ladies and Gentlemen:

            Reference is hereby made to (a) that certain Second Amended and Restated Second Exchange Agreement dated as of July 21, 1997, among Hollinger International Inc. ("International"), Hollinger Inc. ("Hollinger"), UniMedia Holding Company and 1159670 Ontario Limited (the "1997 Exchange Agreement") and
(b) the Share Exchange Agreement dated as of July 19, 1995 between International and Hollinger, as amended (the "Hollinger/APC Share Exchange Agreement").

            This letter will confirm our understanding that, upon completion of the transactions contemplated by the 1997 Exchange Agreement, the shares of International's Series D Redeemable Convertible Preferred Stock, par value $.01 per share ("Series D Preferred Stock") to be issued in the Second Exchange (as defined in the 1997 Exchange Agreement) will be subject to the same contractual restrictions upon redemption applicable to International's Series A Redeemable Convertible Preferred Stock, par value $.01 per share ("Series A Preferred Stock") set forth in Sections 5(h)(iii), (vi) and (vii) of the Hollinger/APC Share Exchange Agreement, as if all of such restrictions were set forth herein in their entirety.

            For the avoidance of doubt, the formula governing the maximum number of shares of International's Series A Preferred Stock that may be redeemed at the option of Hollinger, set forth in Section 5(h)(vi)(A) of the Hollinger/APC Share Exchange Agreement, shall be amended in all respects so as to delete all references to International's Series A Preferred Stock and, in lieu thereof, to insert references to International's Series D Preferred Stock. Hollinger agrees to cause any transferee of International's Series D Preferred Stock (whether by means of a transfer or other disposition permitted under Section 12 of the Certificate of Designations relating to the Series D Preferred Stock or as a result of any merger, consolidation, amalgamation, or sale, lease, transfer, assignment or other disposition of all or any significant portion of the properties or assets of Hollinger) to agree in writing to be bound by such limitations and to provide a copy thereof to International.

            As amended hereby, the Hollinger/APC Share Exchange Agreement is hereby reaffirmed and confirmed in every respect and remain in full force and effect.

                                          Very truly yours,



                                          HOLLINGER INTERNATIONAL INC.

                                          By:   /S/ J. A. BOULTBEE
                                                --------------------------
                                                J. A. Boultbee,
                                                Executive Vice President, and
                                                Chief Financial Officer

Agreed and Accepted
this ____ day of July, 1997

HOLLINGER INC.                            By:   /S/ RICHARD N. PERLE
                                                --------------------------
                                                Richard N. Perle
By:  /S/ J. A. BOULTBEE                         Chairman, Special
     --------------------------                 Committee of independent
     J. A. Boultbee                             directors
     Vice-President,
     Finance and Treasury


HOLLINGER CANADIAN PUBLISHING HOLDINGS INC.

By:   /S/ J. A. BOULTBEE
      ---------------------------
      J. A. Boultbee
      Vice-President,
      Finance and Treasury